Registration No. 333-146502
                                            1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1559

B.   Name of depositor:

                     FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                     1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on December 31, 2007 at 2:00 p.m. pursuant to Rule 487.

                        ________________________________


                    Dow(R) Target 10 Jan. '08 - Term 1/30/09
                   Dow(R) Target Dvd. Jan. '08 - Term 3/31/09
                    Target Dbl. Play Jan. '08 - Term 3/31/09
                     Target Focus 4 Jan. '08 - Term 3/31/09
                      Target Triad Jan. '08 - Term 3/31/09
                       Target VIP Jan. '08 - Term 3/31/09
                             Value Line(R) Target 25
                             Jan. '08 - Term 3/31/09

                                 FT 1559

FT 1559 is a series of a unit investment trust, the FT Series. FT 1559 consists of seven separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FIRST TRUST(R)

                             1-800-621-1675


            The date of this prospectus is December 31, 2007

                                Table of Contents

Summary of Essential Information                         3
Fee Table                                                6
Report of Independent Registered Public Accounting Firm  9
Statements of Net Assets                                10
Schedules of Investments                                14
The FT Series                                           29
Portfolios                                              30
Risk Factors                                            36
Hypothetical Performance Information                    38
Public Offering                                         41
Distribution of Units                                   43
The Sponsor's Profits                                   45
The Secondary Market                                    45
How We Purchase Units                                   45
Expenses and Charges                                    45
Tax Status                                              46
Retirement Plans                                        49
Rights of Unit Holders                                  49
Income and Capital Distributions                        50
Redeeming Your Units                                    50
Investing in a New Trust                                51
Removing Securities from a Trust                        52
Amending or Terminating the Indenture                   53
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator              53
Other Information                                       54

                        Summary of Essential Information

                                 FT 1559


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2007


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                                           The Dow(R)
                                                                                                           Target 10
                                                                                                           Portfolio, January
                                                                                                           2008 Series
                                                                                                           __________________
Initial Number of Units (1)                                                                                    17,576
Fractional Undivided Interest in a Trust per Unit (1)                                                        1/17,576
Public Offering Price:
Public Offering Price per Unit (2)                                                                         $   10.000
   Less Initial Sales Charge per Unit (3)                                                                       (.100)
                                                                                                           ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                  9.900
   Less Deferred Sales Charge per Unit (3)                                                                      (.145)
                                                                                                           ___________
Redemption Price per Unit (5)                                                                                   9.755
    Less Creation and Development Fee per Unit (3)(5)                                                           (.050)
    Less Organization Costs per Unit (5)                                                                        (.029)
                                                                                                           ___________
Net Asset Value per Unit                                                                                   $    9.676
                                                                                                           ===========
Estimated Net Annual Distribution per Unit (6)                                                             $    .3839
Cash CUSIP Number                                                                                          30273L 654
Reinvestment CUSIP Number                                                                                  30273L 662
Fee Accounts Cash CUSIP Number                                                                             30273L 670
Fee Accounts Reinvestment CUSIP Number                                                                     30273L 688
FTPS CUSIP Number                                                                                          30273L 696
Security Code                                                                                                  048723
Ticker Symbol                                                                                                  FTTNAX

First Settlement Date                                      January 4, 2008
Mandatory Termination Date (7)                             January 30, 2009
Rollover Notification Date (8)                             January 1, 2009
Special Redemption and Liquidation Period (8)              January 15, 2009 to January 30, 2009
Distribution Record Date                                   Tenth day of each month, commencing January 10, 2008.
Distribution Date (6)                                      Twenty-fifth day of each month, commencing January 25, 2008.

____________

See "Notes to Summary of Essential Information" on page 5.

                        Summary of Essential Information

                                 FT 1559


 At the Opening of Business on the Initial Date of Deposit-December 31, 2007


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                      The Dow(R)
                                                                      Target Dividend     Target Double Play  Target Focus Four
                                                                      Portfolio           Portfolio           Portfolio
                                                                      January 2008 Series January 2008 Series January 2008 Series
                                                                      ___________________ ___________________ ____________________
Initial Number of Units (1)                                               16,677             15,613             42,708
Fractional Undivided Interest in a Trust per Unit (1)                   1/16,677           1/15,613           1/42,708
Public Offering Price:
Public Offering Price per Unit (2)                                    $   10.000          $  10.000          $  10.000
   Less Initial Sales Charge per Unit (3)                                  (.100)             (.100)             (.100)
                                                                      ___________         ___________        __________
Aggregate Offering Price Evaluation of Securities per Unit (4)             9.900              9.900              9.900
   Less Deferred Sales Charge per Unit (3)                                 (.145)             (.145)             (.145)
                                                                      ___________         ___________        __________
Redemption Price per Unit (5)                                              9.755              9.755              9.755
    Less Creation and Development Fee per Unit (3)(5)                      (.050)             (.050)             (.050)

    Less Organization Costs per Unit (5)                                   (.019)             (.019)             (.015)
                                                                      ___________        ___________        __________
Net Asset Value per Unit                                              $    9.686         $    9.686         $    9.690
                                                                      ===========        ===========        ==========
Estimated Net Annual Distribution per Unit (6)                        $    .4064         $    .2330         $    .2095
Cash CUSIP Number                                                     30273L 704         30273L 753         30273L 803
Reinvestment CUSIP Number                                             30273L 712         30273L 761         30273L 811
Fee Accounts Cash CUSIP Number                                        30273L 720         30273L 779         30273L 829
Fee Accounts Reinvestment CUSIP Number                                30273L 738         30273L 787         30273L 837
FTPS CUSIP Number                                                     30273L 746         30273L 795         30273L 845

Security Code                                                             048749             048727             048731
Ticker Symbol                                                             FDJNAX             FDPYJX             FTFJAX

First Settlement Date                                      January 4, 2008
Mandatory Termination Date (7)                             March 31, 2009
Rollover Notification Date (8)                             March 1, 2009
Special Redemption and Liquidation Period (8)              March 15, 2009 to March 31, 2009
Distribution Record Date                                   Tenth day of each month, commencing January 10, 2008.
Distribution Date (6)                                      Twenty-fifth day of each month, commencing January 25, 2008.

____________

See "Notes to Summary of Essential Information" on page 5.

                        Summary of Essential Information

                                 FT 1559


 At the Opening of Business on the Initial Date of Deposit-December 31, 2007


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                                               Value Line(R)
                                                                      Target Triad         Target VIP          Target 25
                                                                      Portfolio            Portfolio           Portfolio
                                                                      January 2008 Series  January 2008 Series January 2008 Series
                                                                      ___________________  ___________________ ____________________
Initial Number of Units (1)                                               43,529              35,993              12,815
Fractional Undivided Interest in a Trust per Unit (1)                   1/43,529            1/35,993            1/12,815
Public Offering Price:
Public Offering Price per Unit (2)                                    $   10.000          $   10.000          $   10.000
   Less Initial Sales Charge per Unit (3)                                  (.100)              (.100)              (.100)
                                                                      ___________        ___________        _____________
Aggregate Offering Price Evaluation of Securities per Unit (4)             9.900               9.900              9.900
   Less Deferred Sales Charge per Unit (3)                                 (.145)              (.145)             (.145)
                                                                       ___________        ___________        ____________
Redemption Price per Unit (5)                                              9.755               9.755              9.755
    Less Creation and Development Fee per Unit (3)(5)                      (.050)              (.050)             (.050)
    Less Organization Costs per Unit (5)                                   (.016)              (.017)             (.019)
                                                                       ___________        ___________        ____________
Net Asset Value per Unit                                               $    9.689         $    9.688         $    9.686
                                                                       ===========        ===========        ============

Estimated Net Annual Distribution per Unit (6)                         $    .1667         $    .1330         $    .0611
Cash CUSIP Number                                                      30273M 108         30273M 157         30273M 207
Reinvestment CUSIP Number                                              30273M 116         30273M 165         30273M 215
Fee Accounts Cash CUSIP Number                                         30273M 124         30273M 173         30273M 223
Fee Accounts Reinvestment CUSIP Number                                 30273M 132         30273M 181         30273M 231
FTPS CUSIP Number                                                      30273M 140         30273M 199         30273M 249

Security Code                                                              048735             048757             048762
Ticker Symbol                                                              FTRIAX             FVPJNX             FLITJX

First Settlement Date                                     January 4, 2008
Mandatory Termination Date (7)                            March 31, 2009
Rollover Notification Date (8)                            March 1, 2009
Special Redemption and Liquidation Period (8)             March 15, 2009 to March 31, 2009
Distribution Record Date                                  Tenth day of each month, commencing January 10, 2008.
Distribution Date (6)                                     Twenty-fifth day of each month, commencing January 25, 2008.

____________

(1) As of the close of business on January 2, 2008, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital Accounts available for distribution equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of a Trust. Distributions of sale proceeds from the Capital Account will be made monthly on the twenty-fifth day of the month to Unit holders of record on the tenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. See "Income and Capital Distributions." At the rollover date for Rollover Unit holders or upon termination of a Trust for remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders.

(7) See "Amending or Terminating the Indenture."

(8) See "Investing in a New Trust."

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although The Dow(R) Target 10 Portfolio has a term of approximately 13 months, and The Dow(R) Target Dividend Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target Triad Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio each has a term of approximately 15 months, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                            The Dow(R)               The Dow(R)
                                                                            Target 10                Target Dividend
                                                                            Portfolio, January       Portfolio, January
                                                                            2008 Series              2008 Series
                                                                            __________________       __________________
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum Sales Charges (including creation and development fee)              2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .290%(d)     $.0290      .190%(d)     $.0190
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                               .060%        $.0060      .060%        $.0060
Trustee's fee and other operating expenses                                  .124%(f)     $.0124      .124%(f)     $.0124
                                                                            _______      _______     _______      ______
Total                                                                       .184%        $.0184      .184%        $.0184
                                                                            =======      =======     =======      ======

                                                                            Target Double Play       Target Focus Four
                                                                            Portfolio                Portfolio
                                                                            January 2008 Series      January 2008 Series
                                                                            ___________________      ___________________
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum Sales Charges (including creation and development fee)              2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .019%(d)     $.0190      .150%(d)     $.0150
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                               .060%        $.0060      .060%        $.0060

Trustee's fee and other operating expenses                                  .159%(f)     $.0159      .162%(f)     $.0162
                                                                            _______      _______     _______      _______
Total                                                                       .219%        $.0219      .222%        $.0222
                                                                            =======      =======     =======      =======

Page 6


                                                                            Target Triad             Target VIP
                                                                            Portfolio                Portfolio
                                                                            January 2008 Series      January 2008 Series
                                                                            ___________________      ___________________
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum Sales Charges (including creation and development fee)              2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .160%(d)     $.0160      .170%(d)     $.0170
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                               .060%        $.0060      .060%        $.0060
Trustee's fee and other operating expenses                                  .098%(f)     $.0098      .299%(f)     $.0299
                                                                            ________     ________    ________     ________
       Total                                                                .158%        $.0158      .359%        $.0359
                                                                            ========     ========    ========     ========

                                                                                                     Value Line(R)
                                                                                                     Target 25 Portfolio
                                                                                                     January 2008 Series
                                                                                                     ___________________
                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                                 1.00%(a)     $.100
Deferred sales charge                                                                                1.45%(b)     $.145
Creation and development fee                                                                         0.50%(c)     $.050
                                                                                                     _______      _______
Maximum Sales Charges (including creation and development fee)                                       2.95%        $.295
                                                                                                     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                         .190%(d)     $.0190
                                                                                                     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                                                        .060%        $.0060
Trustee's fee and other operating expenses                                                           .194%(f)     $.0194
                                                                                                     ________     ________
       Total                                                                                         .254%        $.0254
                                                                                                     ========     ========

Page 7

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. For all Trusts except The Dow(R) Target 10 Portfolio, the example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. For The Dow(R) Target 10 Portfolio, the example assumes the principal amount and distributions are rolled every 13 months. The example also assumes a 5% return on your investment each year and that your Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:

                                                                 1 Year       3 Years      5 Years      10 Years
                                                                 ______       _______      _______      _______
The Dow(R) Target 10 Portfolio, January 2008 Series              $342         $841         $1,366       $2,801
The Dow(R) Target Dividend Portfolio, January 2008 Series         332          811          1,081        2,220
Target Double Play Portfolio, January 2008 Series                 336          822          1,098        2,257
Target Focus Four Portfolio, January 2008 Series                  332          811          1,084        2,227
Target Triad Portfolio, January 2008 Series                       327          795          1,055        2,169
Target VIP Portfolio, January 2008 Series                         348          858          1,161        2,386
Value Line(R) Target 25 Portfolio, January 2008 Series            339          832          1,116        2,293

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing February 20, 2008.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately one month from the Initial Date of Deposit (three months in the case of the Value Line(R) Target 25 Portfolio). If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of a Trust's initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                             Report of Independent
                        Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 1559


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 1559, comprising Dow(R) Target 10
Jan. '08 - Term 1/30/09 (The Dow(R) Target 10 Portfolio, January 2008 Series); Dow(R) Target Dvd. Jan. '08 - Term 3/31/09 (The Dow(R) Target Dividend Portfolio, January 2008 Series); Target Dbl. Play Jan. '08 - Term 3/31/09 (Target Double Play Portfolio, January 2008 Series); Target
Focus 4 Jan. '08 - Term 3/31/09 (Target Focus Four Portfolio, January
2008 Series); Target Triad Jan. '08 - Term 3/31/09 (Target Triad Portfolio, January 2008 Series); Target VIP Jan. '08 - Term 3/31/09 (Target VIP Portfolio, January 2008 Series); and Value Line(R) Target 25 Jan. '08 - Term 3/31/09 (Value Line(R) Target 25 Portfolio, January
2008 Series) (collectively, the "Trusts"), as of the opening of business on December 31, 2007 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, audits of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinions. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on December 31, 2007, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 1559, comprising the above-mentioned Trusts, as of the opening of business on December 31, 2007 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
December 31, 2007

                            Statements of Net Assets

                                 FT 1559


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2007


                                                                                      The Dow(R)          The Dow(R)
                                                                                      Target 10           Target Dividend
                                                                                      Portfolio           Portfolio
                                                                                      January             January
                                                                                      2008 Series         2008 Series
                                                                                      _____________       _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                    $174,002            $165,106
Less liability for reimbursement to Sponsor for organization costs (3)                   (510)                (317)
Less liability for deferred sales charge (4)                                           (2,549)              (2,418)
Less liability for creation and development fee (5)                                      (879)                (834)
                                                                                      _________           _________
Net assets                                                                            $170,064            $161,537
                                                                                      =========           =========
Units outstanding                                                                       17,576              16,677
Net asset value per Unit (6)                                                          $  9.676            $  9.686

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                 $175,759            $166,774
Less maximum sales charge (7)                                                           (5,185)             (4,920)
Less estimated reimbursement to Sponsor for organization costs (3)                        (510)               (317)
                                                                                      _________           _________
Net assets                                                                            $170,064            $161,537
                                                                                      =========           =========

__________

See "Notes to Statements of Net Assets" on page 13.

                            Statements of Net Assets

                                 FT 1559


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2007


                                                                                   Target Double Play   Target Focus Four
                                                                                   Portfolio            Portfolio
                                                                                   January              January
                                                                                   2008 Series          2008 Series
                                                                                   _____________        _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                 $154,572             $422,814
Less liability for reimbursement to Sponsor for organization costs (3)                 (297)                (641)
Less liability for deferred sales charge (4)                                         (2,264)              (6,193)
Less liability for creation and development fee (5)                                    (781)              (2,135)
                                                                                   ________             ________
Net assets                                                                         $151,230             $413,845
                                                                                   ========             ========
Units outstanding                                                                    15,613               42,708
Net asset value per Unit (6)                                                       $  9.686             $  9.690

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                              $156,133             $427,085
Less maximum sales charge (7)                                                        (4,606)             (12,599)
Less estimated reimbursement to Sponsor for organization costs (3)                     (297)                (641)
                                                                                   ________             ________
Net assets                                                                         $151,230             $413,845
                                                                                   ========             ========

__________

See "Notes to Statements of Net Assets" on page 13.

                            Statements of Net Assets

                                 FT 1559


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2007


                                                              Target Triad         Target VIP           Value Line(R)
                                                              Portfolio            Portfolio            Target 25 Portfolio
                                                              January              January              January
                                                              2008 Series          2008 Series          2008 Series
                                                              _____________        _____________        _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                              $430,940             $356,328             $126,865
Less liability for reimbursement to
   Sponsor for organization costs (3)                             (696)                (612)                (243)
Less liability for deferred sales charge (4)                    (6,312)              (5,219)              (1,858)
Less liability for creation and development fee (5)             (2,176)              (1,800)                (641)
                                                              ________             ________             ________
Net assets                                                    $421,756             $348,697             $124,123
                                                              ========             ========             ========
Units outstanding                                               43,529               35,993               12,815
Net asset value per Unit (6)                                  $  9.689             $  9.688             $  9.686

ANALYSIS OF NET ASSETS
Cost to investors (7)                                         $435,293             $359,927             $128,146
Less maximum sales charge (7)                                  (12,841)             (10,618)              (3,780)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                     (696)                (612)                (243)
                                                              ________             ________             ________
Net assets                                                    $421,756             $348,697             $124,123
                                                              ========             ========             ========

______________

See "Notes to Statements of Net Assets" on page 13.


Page 12


                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. The Dow(R) Target 10 Portfolio, January 2008 Series has a Mandatory Termination Date of January 30, 2009. The Dow(R) Target Dividend Portfolio, January 2008 Series; Target Double Play Portfolio, January 2008 Series; Target Focus Four Portfolio, January 2008 Series; Target Triad Portfolio, January 2008 Series; Target VIP Portfolio, January 2008 Series; and Value Line(R) Target 25 Portfolio, January 2008 Series each has a Mandatory Termination Date of March 31, 2009.

(2) An irrevocable letter of credit for approximately $2,300,000 issued by The Bank of New York (approximately $200,000 will be allocated to each of The Dow(R) Target 10 Portfolio, January 2008 Series; The Dow(R) Target Dividend Portfolio, January 2008 Series; Target Double Play Portfolio, January 2008 Series; and Value Line(R) Target 25 Portfolio, January 2008 Series; approximately $500,000 will be allocated to each of Target Focus Four Portfolio, January 2008 Series; Target Triad Portfolio, January 2008 Series; and Target VIP Portfolio, January 2008 Series) has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The per Unit costs have been estimated as set forth in the Fee Table. A payment will be made at the end of a Trust's initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on February 20, 2008 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through April 18, 2008. If Unit holders redeem Units before April 18, 2008 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                             Schedule of Investments

          The Dow(R) Target 10 Portfolio, January 2008 Series
                                 FT 1559


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2007


                                                                Percentage
                                                                of Aggregate  Number     Market      Cost of        Current
Ticker Symbol and                                               Offering      of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)(5)                             Price         Shares     Share       the Trust (2)  Yield (3)
_______________________________________                         _________     ______     ________    __________     ______
MO        Altria Group, Inc.                                     10%          229        $ 75.96     $ 17,395       3.95%
T         AT&T Inc.                                              10%          410          42.44       17,400       3.77%
C         Citigroup Inc.                                         10%          594          29.29       17,398       7.37%
DD        E.I. du Pont de Nemours and Company                    10%          393          44.30       17,410       3.70%
GE        General Electric Company                               10%          466          37.34       17,401       3.32%
GM        General Motors Corporation                             10%          688          25.30       17,406       3.95%
HD        The Home Depot, Inc.                                   10%          652          26.68       17,395       3.37%
JPM       JPMorgan Chase & Co.                                   10%          402          43.26       17,391       3.51%
PFE       Pfizer Inc.                                            10%          760          22.90       17,404       5.59%
VZ        Verizon Communications Inc.                            10%          390          44.62       17,402       3.85%
                                                               ______                                ________
               Total Investments                                100%                                 $174,002
                                                               ======                                ========

___________

See "Notes to Schedules of Investments" on page 28.

                             Schedule of Investments

       The Dow(R) Target Dividend Portfolio, January 2008 Series
                                 FT 1559


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2007


                                                                Percentage
                                                                of Aggregate  Number     Market      Cost of        Current
Ticker Symbol and                                               Offering      of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)(4)(5)                          Price         Shares     Share       the Trust (2)  Yield (3)
_______________________________________                         _________     ______     ________    __________     ______
CNB       The Colonial BancGroup, Inc.                            5%            622      $ 13.27     $  8,254       5.65%
DTE       DTE Energy Company                                      5%            185        44.67        8,264       4.75%
FBP       First BanCorp. +                                        5%          1,120         7.37        8,254       3.80%
FNFG      First Niagara Financial Group, Inc.                     5%            684        12.07        8,256       4.64%
JPM       JPMorgan Chase & Co.                                    5%            191        43.26        8,263       3.51%
KEY       KeyCorp                                                 5%            349        23.65        8,254       6.34%
LZB       La-Z-Boy Incorporated                                   5%            991         8.33        8,255       5.76%
LEE       Lee Enterprises Incorporated                            5%            568        14.53        8,253       5.23%
MWV       MeadWestvaco Corporation                                5%            260        31.72        8,247       2.90%
NI        NiSource Inc.                                           5%            438        18.86        8,261       4.88%
PBCT      People's United Financial Inc.                          5%            473        17.47        8,263       3.05%
RPM       RPM International, Inc.                                 5%            405        20.38        8,254       3.73%
SXT       Sensient Technologies Corporation                       5%            287        28.76        8,254       2.50%
TSFG      The South Financial Group, Inc.                         5%            530        15.57        8,252       4.88%
SUP       Superior Industries International, Inc.                 5%            452        18.26        8,254       3.50%
UMPQ      Umpqua Holdings Corporation                             5%            547        15.10        8,260       5.03%
UVV       Universal Corporation                                   5%            158        52.18        8,244       3.45%
WB        Wachovia Corporation                                    5%            217        38.05        8,257       6.73%
WM        Washington Mutual, Inc.                                 5%            632        13.07        8,260       4.59%
ZNT       Zenith National Insurance Corp.                         5%            187        44.10        8,247       4.54%
                                                                _____                                ________
               Total Investments                                100%                                 $165,106
                                                                =====                                ========

___________

See "Notes to Schedules of Investments" on page 28.

                             Schedule of Investments

            Target Double Play Portfolio, January 2008 Series
                                 FT 1559


At the Opening of Business on the Initial Date of Deposit-December 31, 2007


                                                                           Percentage
                                                                           of Aggregate   Number     Market      Cost of
Ticker Symbol and                                                          Offering       of         Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                     Price          Shares     Share       the Trust (2)
_______________________________                                            _________      ______     _______     _________
The Dow(R) Target Dividend Strategy Stocks (49.86%):
CNB      The Colonial BancGroup, Inc.                                        2.50%        291        $ 13.27     $  3,862
DTE      DTE Energy Company                                                  2.49%         86          44.67        3,842
FBP      First BanCorp. +                                                    2.49%        523           7.37        3,855
FNFG     First Niagara Financial Group, Inc.                                 2.49%        319          12.07        3,850
JPM      JPMorgan Chase & Co.                                                2.49%         89          43.26        3,850
KEY      KeyCorp                                                             2.49%        163          23.65        3,855
LZB      La-Z-Boy Incorporated                                               2.50%        463           8.33        3,857
LEE      Lee Enterprises Incorporated                                        2.49%        265          14.53        3,850
MWV      MeadWestvaco Corporation                                            2.50%        122          31.72        3,870
NI       NiSource Inc.                                                       2.49%        204          18.86        3,847
PBCT     People's United Financial Inc.                                      2.50%        221          17.47        3,861
RPM      RPM International, Inc.                                             2.49%        189          20.38        3,852
SXT      Sensient Technologies Corporation                                   2.49%        134          28.76        3,854
TSFG     The South Financial Group, Inc.                                     2.50%        248          15.57        3,861
SUP      Superior Industries International, Inc.                             2.49%        211          18.26        3,853
UMPQ     Umpqua Holdings Corporation                                         2.49%        255          15.10        3,851
UVV      Universal Corporation                                               2.50%         74          52.18        3,861
WB       Wachovia Corporation                                                2.49%        101          38.05        3,843
WM       Washington Mutual, Inc.                                             2.50%        295          13.07        3,856
ZNT      Zenith National Insurance Corp.                                     2.48%         87          44.10        3,837

Value Line(R) Target 25 Strategy Stocks (50.14%):
APOL     Apollo Group, Inc. (Class A) *                                      0.59%         13          70.31          914
AAPL     Apple Inc. *                                                        8.66%         67         199.83       13,389
AXYS     Axsys Technologies, Inc. *                                          0.52%         22          36.34          799
BHP      BHP Billiton Limited (ADR) +                                        5.96%        129          71.36        9,205
CY       Cypress Semiconductor Corporation *                                 0.50%         21          36.80          773
DECK     Deckers Outdoor Corporation *                                       0.52%          5         160.19          801
BOOM     Dynamic Materials Corporation                                       0.51%         13          60.84          791
FLIR     FLIR Systems, Inc. *                                                0.51%         24          32.59          782
FOSL     Fossil, Inc. *                                                      0.53%         19          42.68          811
GME      GameStop Corporation (Class A) *                                    0.52%         13          62.30          810
GRMN     Garmin Ltd. +                                                       1.09%         17          99.17        1,686
ISRG     Intuitive Surgical, Inc. *                                          0.63%          3         325.14          975
JEC      Jacobs Engineering Group Inc. *                                     0.57%          9          98.08          883
MDR      McDermott International, Inc. +*                                    0.65%         17          59.44        1,010
WFR      MEMC Electronic Materials, Inc. *                                   1.04%         18          89.63        1,613
MOS      The Mosaic Company *                                                2.11%         34          95.84        3,259
NOV      National-Oilwell Varco Inc. *                                       1.30%         27          74.37        2,008
NOK      Nokia Oyj (ADR) +                                                   7.47%        298          38.74       11,545
POT      Potash Corporation of Saskatchewan Inc. +                           2.33%         25         144.19        3,605
PCLN     Priceline.com Incorporated *                                        0.54%          7         118.02          826
RIMM     Research in Motion Limited +*                                       3.25%         43         116.94        5,028
SIGM     Sigma Designs, Inc. *                                               0.52%         14          57.67          807
PCU      Southern Copper Corporation                                         1.57%         23         105.76        2,432
TEF      Telefonica, S.A. (ADR) +                                            7.75%        122          98.15       11,974
WDC      Western Digital Corporation *                                       0.50%         26          29.95          779
                                                                           _______                               ________
              Total Investments                                            100.00%                               $154,572
                                                                           =======                               ========

______________________

See "Notes to Schedules of Investments" on page 28.

                          Schedule of Investments

            Target Focus Four Portfolio, January 2008 Series
                                 FT 1559


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2007



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                Price           Shares      Share       the Trust (2)
____________________________________                                  ___________     ______      ________    __________
The Dow(R) Target Dividend Strategy Stocks (30.01%)
CNB      The Colonial BancGroup, Inc.                                    1.50%        478         $ 13.27     $  6,343
DTE      DTE Energy Company                                              1.50%        142           44.67        6,343
FBP      First BanCorp. +                                                1.50%        860            7.37        6,338
FNFG     First Niagara Financial Group, Inc.                             1.50%        525           12.07        6,337
JPM      JPMorgan Chase & Co.                                            1.50%        147           43.26        6,359
KEY      KeyCorp                                                         1.50%        268           23.65        6,338
LZB      La-Z-Boy Incorporated                                           1.50%        761            8.33        6,339
LEE      Lee Enterprises Incorporated                                    1.50%        436           14.53        6,335
MWV      MeadWestvaco Corporation                                        1.50%        200           31.72        6,344
NI       NiSource Inc.                                                   1.50%        336           18.86        6,337
PBCT     People's United Financial Inc.                                  1.50%        363           17.47        6,342
RPM      RPM International, Inc.                                         1.50%        311           20.38        6,338
SXT      Sensient Technologies Corporation                               1.50%        220           28.76        6,327
TSFG     The South Financial Group, Inc.                                 1.50%        407           15.57        6,337
SUP      Superior Industries International, Inc.                         1.50%        347           18.26        6,336
UMPQ     Umpqua Holdings Corporation                                     1.50%        420           15.10        6,342
UVV      Universal Corporation                                           1.51%        122           52.18        6,366
WB       Wachovia Corporation                                            1.50%        167           38.05        6,354
WM       Washington Mutual, Inc.                                         1.50%        485           13.07        6,339
ZNT      Zenith National Insurance Corp.                                 1.50%        144           44.10        6,350

S&P Target SMid 60 Strategy Stocks (29.97%):
ACTL     Actel Corporation *                                             0.33%        106           13.33        1,413
ALK      Alaska Air Group, Inc. *                                        0.66%        112           25.09        2,810
AFG      American Financial Group, Inc.                                  0.67%         96           29.29        2,812
ARW      Arrow Electronics, Inc. *                                       0.67%         71           39.74        2,822
ATO      Atmos Energy Corporation                                        0.33%         50           28.10        1,405
VOXX     Audiovox Corporation *                                          0.33%        113           12.42        1,403
CAR      Avis Budget Group Inc. *                                        0.67%        223           12.62        2,814
AVA      Avista Corporation                                              0.33%         65           21.57        1,402
BLC      Belo Corp. (Class A)                                            0.67%        161           17.54        2,824
BOBE     Bob Evans Farms, Inc.                                           0.67%        105           26.87        2,821
BRKS     Brooks Automation Inc. *                                        0.33%        105           13.38        1,405
XEC      Cimarex Energy Co.                                              0.67%         67           41.97        2,812
PSS      Collective Brands, Inc. *                                       0.67%        163           17.27        2,815
CLP      Colonial Properties Trust                                       0.33%         63           22.22        1,400
CBU      Community Bank System, Inc.                                     0.33%         70           20.13        1,409

                        Schedule of Investments (cont'd.)

            Target Focus Four Portfolio, January 2008 Series
                                 FT 1559


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2007


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                Price           Shares      Share       the Trust (2)
____________________________________                                  ___________     ______      ________    __________
S&P Target SMid 60 Strategy Stocks (cont'd.)
CORS     Corus Bankshares, Inc.                                         0.33%         128         $ 10.97     $  1,404
RE       Everest Re Group, Ltd. +                                       0.66%          28          100.22        2,806
FBP      First BanCorp. +                                               0.33%         191            7.37        1,408
FED      FirstFed Financial Corp. *                                     0.33%          39           35.84        1,398
FRED     Fred's, Inc.                                                   0.33%         143            9.85        1,409
GMT      GATX Corporation                                               0.67%          76           37.09        2,819
THG      Hanover Insurance Group Inc.                                   0.67%          62           45.63        2,829
HCC      HCC Insurance Holdings, Inc.                                   0.66%          99           28.38        2,810
HTCH     Hutchinson Technology Incorporated *                           0.34%          53           26.76        1,418
IDA      IDACORP, Inc.                                                  0.66%          79           35.57        2,810
JAKK     JAKKS Pacific, Inc. *                                          0.33%          59           23.70        1,398
JAS      Jo-Ann Stores, Inc. *                                          0.33%         109           12.96        1,413
KSU      Kansas City Southern *                                         0.67%          82           34.38        2,819
KELYA    Kelly Services, Inc.                                           0.67%         146           19.29        2,816
KEM      KEMET Corporation *                                            0.67%         422            6.68        2,819
KND      Kindred Healthcare, Inc. *                                     0.66%         113           24.85        2,808
LZB      La-Z-Boy Incorporated                                          0.33%         169            8.33        1,408
LEE      Lee Enterprises Incorporated                                   0.67%         194           14.53        2,819
LPNT     LifePoint Hospitals, Inc. *                                    0.67%          95           29.66        2,818
MKSI     MKS Instruments, Inc. *                                        0.34%          73           19.41        1,417
MHK      Mohawk Industries, Inc. *                                      0.67%          38           74.75        2,840
NPK      National Presto Industries, Inc.                               0.34%          27           52.61        1,420
CHUX     O'Charley's Inc.                                               0.33%          94           14.94        1,404
PBY      The Pep Boys-Manny, Moe & Jack                                 0.33%         122           11.54        1,408
PLAB     Photronics, Inc. *                                             0.33%         112           12.59        1,410
PNM      PNM Resources Inc.                                             0.67%         128           21.96        2,811
PLFE     Presidential Life Corporation                                  0.33%          80           17.66        1,413
RFMD     RF Micro Devices, Inc. *                                       0.67%         484            5.82        2,817
SAFT     Safety Insurance Group, Inc.                                   0.33%          38           37.04        1,408
SCHL     Scholastic Corporation *                                       0.67%          80           35.31        2,825
SCHS     School Specialty, Inc. *                                       0.34%          41           34.69        1,422
SIGI     Selective Insurance Group, Inc.                                0.33%          61           22.96        1,401
SRP      Sierra Pacific Resources                                       0.67%         164           17.19        2,819
SAH      Sonic Automotive, Inc.                                         0.33%          72           19.60        1,411
SFN      Spherion Corporation *                                         0.33%         192            7.34        1,409
SSI      Stage Stores, Inc.                                             0.33%          96           14.65        1,406

                       Schedule of Investments (cont'd.)

            Target Focus Four Portfolio, January 2008 Series
                                 FT 1559


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2007


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                Price           Shares      Share       the Trust (2)
____________________________________                                  ___________     ______      ________    __________
S&P Target SMid 60 Strategy Stocks (cont'd.)
TDW      Tidewater Inc.                                                 0.66%           50        $ 56.20     $  2,810
THS      TreeHouse Foods, Inc. *                                        0.33%           60          23.47        1,408
UFCS     United Fire & Casualty Company                                 0.33%           47          30.02        1,411
URI      United Rentals, Inc. *                                         0.67%          153          18.47        2,826
VSH      Vishay Intertechnology, Inc. *                                 0.67%          247          11.43        2,823
VOL      Volt Information Sciences, Inc. *                              0.33%           77          18.19        1,401
BER      W.R. Berkley Corporation                                       0.66%           95          29.54        2,806
WERN     Werner Enterprises, Inc.                                       0.67%          162          17.38        2,816
WR       Westar Energy, Inc.                                            0.67%          107          26.34        2,818

Value Line(R) Target 25 Strategy Stocks (30.02%):
APOL     Apollo Group, Inc. (Class A) *                                 0.35%           21          70.31        1,477
AAPL     Apple Inc. *                                                   5.20%          110         199.83       21,981
AXYS     Axsys Technologies, Inc. *                                     0.30%           35          36.34        1,272
BHP      BHP Billiton Limited (ADR) +                                   3.56%          211          71.36       15,057
CY       Cypress Semiconductor Corporation *                            0.31%           35          36.80        1,288
DECK     Deckers Outdoor Corporation *                                  0.30%            8         160.19        1,282
BOOM     Dynamic Materials Corporation                                  0.30%           21          60.84        1,278
FLIR     FLIR Systems, Inc. *                                           0.30%           39          32.59        1,271
FOSL     Fossil, Inc. *                                                 0.30%           30          42.68        1,280
GME      GameStop Corporation (Class A) *                               0.31%           21          62.30        1,308
GRMN     Garmin Ltd. +                                                  0.66%           28          99.17        2,777
ISRG     Intuitive Surgical, Inc. *                                     0.38%            5         325.14        1,626
JEC      Jacobs Engineering Group Inc. *                                0.35%           15          98.08        1,471
MDR      McDermott International, Inc. +*                               0.41%           29          59.44        1,724
WFR      MEMC Electronic Materials, Inc. *                              0.62%           29          89.63        2,599
MOS      The Mosaic Company *                                           1.27%           56          95.84        5,367
NOV      National-Oilwell Varco Inc. *                                  0.79%           45          74.37        3,347
NOK      Nokia Oyj (ADR) +                                              4.48%          489          38.74       18,944
POT      Potash Corporation of Saskatchewan Inc. +                      1.36%           40         144.19        5,768
PCLN     Priceline.com Incorporated *                                   0.31%           11         118.02        1,298
RIMM     Research in Motion Limited +*                                  1.96%           71         116.94        8,303
SIGM     Sigma Designs, Inc. *                                          0.30%           22          57.67        1,269
PCU      Southern Copper Corporation                                    0.93%           37         105.76        3,913
TEF      Telefonica, S.A. (ADR) +                                       4.67%          201          98.15       19,728
WDC      Western Digital Corporation *                                  0.30%           43          29.95        1,288

                        Schedule of Investments (cont'd.)

            Target Focus Four Portfolio, January 2008 Series
                                 FT 1559


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2007


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                Price           Shares      Share       the Trust (2)
______________________________________                                ___________     ______      ________    __________
NYSE(R) International Target 25 Strategy Stocks (10.00%) +:
AEG      Aegon N.V.                                                     0.40%          95         $ 17.83     $  1,694
AZ       Allianz AG (ADR)                                               0.40%          79           21.44        1,694
AIB      Allied Irish Banks Plc (ADR)                                   0.40%          37           45.78        1,694
BCS      Barclays Plc (ADR)                                             0.40%          42           40.25        1,691
CM       Canadian Imperial Bank of Commerce                             0.40%          23           72.75        1,673
CS       Credit Suisse Group (ADR)                                      0.40%          28           60.17        1,685
DAI      Daimler AG                                                     0.39%          17           96.95        1,648
DB       Deutsche Bank AG                                               0.40%          13          129.70        1,686
DT       Deutsche Telekom AG (ADR)                                      0.40%          77           21.95        1,690
E        Eni SpA (ADR)                                                  0.40%          23           73.74        1,696
FTE      France Telecom S.A. (ADR)                                      0.40%          47           36.03        1,693
HMC      Honda Motor Co., Ltd. (ADR)                                    0.40%          51           33.14        1,690
ING      ING Groep N.V. (ADR)                                           0.40%          43           39.28        1,689
KB       Kookmin Bank (ADR)                                             0.40%          23           74.23        1,707
KEP      Korea Electric Power Corporation (ADR)                         0.40%          80           21.14        1,691
LYG      Lloyds TSB Group Plc (ADR)                                     0.40%          45           37.72        1,697
MTU      Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR)              0.40%         182            9.27        1,687
NTT      Nippon Telegraph & Telephone Corporation (ADR)                 0.40%          69           24.53        1,693
REP      Repsol YPF, S.A. (ADR)                                         0.40%          47           36.04        1,694
RY       Royal Bank of Canada                                           0.41%          33           51.92        1,713
RBS      Royal Bank of Scotland Group Plc (ADR)                         0.40%         189            8.95        1,692
STO      StatoilHydro ASA (ADR)                                         0.40%          55           31.00        1,705
TI       Telecom Italia SpA (ADR)                                       0.40%          54           31.19        1,684
TM       Toyota Motor Corporation (ADR)                                 0.40%          16          106.60        1,706
UBS      UBS AG                                                         0.40%          37           46.10        1,706
                                                                      ________                                ________
              Total Investments                                       100.00%                                 $422,814
                                                                      ========                                ========

______________________

See "Notes to Schedules of Investments" on page 28.

                             Schedule of Investments

               Target Triad Portfolio, January 2008 Series
                                 FT 1559


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2007


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                Price           Shares      Share       the Trust (2)
____________________________________                                  ___________     ______      ________    __________
NYSE(R) International Target 25 Strategy Stocks (10.01%) +:
AEG      Aegon N.V.                                                     0.40%         97          $ 17.83     $  1,730
AZ       Allianz AG (ADR)                                               0.40%         80            21.44        1,715
AIB      Allied Irish Banks Plc (ADR)                                   0.40%         38            45.78        1,740
BCS      Barclays Plc (ADR)                                             0.40%         43            40.25        1,731
CM       Canadian Imperial Bank of Commerce                             0.41%         24            72.75        1,746
CS       Credit Suisse Group (ADR)                                      0.41%         29            60.17        1,745
DAI      Daimler AG                                                     0.41%         18            96.95        1,745
DB       Deutsche Bank AG                                               0.39%         13           129.70        1,686
DT       Deutsche Telekom AG (ADR)                                      0.40%         79            21.95        1,734
E        Eni SpA (ADR)                                                  0.39%         23            73.74        1,696
FTE      France Telecom S.A. (ADR)                                      0.40%         48            36.03        1,729
HMC      Honda Motor Co., Ltd. (ADR)                                    0.40%         52            33.14        1,723
ING      ING Groep N.V. (ADR)                                           0.40%         44            39.28        1,728
KB       Kookmin Bank (ADR)                                             0.40%         23            74.23        1,707
KEP      Korea Electric Power Corporation (ADR)                         0.40%         82            21.14        1,734
LYG      Lloyds TSB Group Plc (ADR)                                     0.40%         46            37.72        1,735
MTU      Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR)              0.40%        186             9.27        1,724
NTT      Nippon Telegraph & Telephone Corporation (ADR)                 0.40%         70            24.53        1,717
REP      Repsol YPF, S.A. (ADR)                                         0.40%         48            36.04        1,730
RY       Royal Bank of Canada                                           0.40%         33            51.92        1,713
RBS      Royal Bank of Scotland Group Plc (ADR)                         0.40%        193             8.95        1,727
STO      StatoilHydro ASA (ADR)                                         0.40%         56            31.00        1,736
TI       Telecom Italia SpA (ADR)                                       0.40%         55            31.19        1,715
TM       Toyota Motor Corporation (ADR)                                 0.40%         16           106.60        1,706
UBS      UBS AG                                                         0.40%         37            46.10        1,706

                        Schedule of Investments (cont'd.)

               Target Triad Portfolio, January 2008 Series
                                 FT 1559


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2007


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                Price           Shares      Share       the Trust (2)
____________________________________                                  ___________     ______      ________    __________
Target Diversified Dividend Strategy Stocks (30.01%):
ADVNB    Advanta Corp. (Class B)                                        0.75%          405        $  7.98     $  3,232
AMWD     American Woodmark Corporation                                  0.75%          166          19.49        3,235
ABFS     Arkansas Best Corporation                                      0.75%          146          22.17        3,237
T        AT&T Inc.                                                      0.75%           76          42.44        3,225
COHU     Cohu, Inc.                                                     0.75%          210          15.39        3,232
CFC      Countrywide Financial Corporation                              0.75%          369           8.75        3,229
DHI      D.R. Horton, Inc.                                              0.75%          247          13.10        3,236
DBD      Diebold, Incorporated                                          0.75%          112          28.89        3,236
DOW      The Dow Chemical Company                                       0.75%           81          40.09        3,247
DTE      DTE Energy Company                                             0.75%           72          44.67        3,216
LLY      Eli Lilly and Company                                          0.75%           60          54.05        3,243
IMN      Imation Corp.                                                  0.75%          152          21.23        3,227
TEG      Integrys Energy Group, Inc.                                    0.75%           62          51.97        3,222
IWA      Iowa Telecommunications Services Incorporated                  0.75%          204          15.82        3,227
KELYA    Kelly Services, Inc.                                           0.75%          168          19.29        3,241
KFT      Kraft Foods Inc.                                               0.75%           98          32.95        3,229
LCAV     LCA-Vision Inc.                                                0.75%          161          20.08        3,233
LEN      Lennar Corporation                                             0.75%          185          17.50        3,238
LAD      Lithia Motors, Inc.                                            0.75%          242          13.33        3,226
LPX      Louisiana-Pacific Corporation                                  0.75%          238          13.59        3,234
MBI      MBIA Inc.                                                      0.75%          172          18.74        3,223
NTE      Nam Tai Electronics, Inc. +                                    0.75%          282          11.46        3,232
OSG      Overseas Shipholding Group, Inc.                               0.75%           43          75.44        3,244
PTEN     Patterson-UTI Energy, Inc.                                     0.75%          164          19.73        3,236
PFE      Pfizer Inc.                                                    0.75%          141          22.90        3,229
PNW      Pinnacle West Capital Corporation                              0.75%           76          42.50        3,230
PNM      PNM Resources Inc.                                             0.75%          147          21.96        3,228
RAI      Reynolds American Inc.                                         0.76%           49          66.43        3,255
RT       Ruby Tuesday, Inc.                                             0.75%          338           9.55        3,228
SAFT     Safety Insurance Group, Inc.                                   0.75%           87          37.04        3,222
SEH      Spartech Corporation                                           0.75%          229          14.12        3,233
TK       Teekay Corporation +                                           0.75%           60          53.91        3,235
TU       TELUS Corporation +                                            0.75%           66          48.87        3,225
TIN      Temple-Inland Inc. (6)                                         0.75%          108          29.97        3,237
TNP      Tsakos Energy Navigation Ltd. +                                0.75%           86          37.41        3,217
UVV      Universal Corporation                                          0.75%           62          52.18        3,235
VZ       Verizon Communications Inc.                                    0.75%           72          44.62        3,213
WSO      Watsco, Inc.                                                   0.75%           88          36.87        3,245
WMK      Weis Markets, Inc.                                             0.75%           81          39.90        3,232
WYE      Wyeth                                                          0.75%           73          44.17        3,224

                        Schedule of Investments (cont'd.)

               Target Triad Portfolio, January 2008 Series
                                 FT 1559


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2007


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)(5)                                Price           Shares      Share       the Trust (2)
____________________________________                                  ___________     ______      ________    __________
Target Growth Strategy Stocks (59.98%):
ACL      Alcon, Inc. +                                                  2.01%            60       $144.14     $  8,648
APH      Amphenol Corporation                                           2.00%           183         47.16        8,630
AAPL     Apple Inc. *                                                   1.99%            43        199.83        8,593
AVP      Avon Products, Inc.                                            2.00%           215         39.99        8,598
CAM      Cameron International Corporation * (7)                        2.01%            88         98.33        8,653
CF       CF Industries Holdings, Inc.                                   2.00%            77        111.99        8,623
CL       Colgate-Palmolive Company                                      1.99%           109         78.74        8,583
ESRX     Express Scripts, Inc. *                                        2.00%           118         72.93        8,606
FTI      FMC Technologies, Inc. *                                       1.99%           146         58.85        8,592
FWLT     Foster Wheeler Ltd. +*                                         1.99%            55        156.27        8,595
GRMN     Garmin Ltd. +                                                  2.00%            87         99.17        8,628
HUM      Humana Inc. *                                                  1.99%           113         76.04        8,593
JEC      Jacobs Engineering Group Inc. *                                2.00%            88         98.08        8,631
LMT      Lockheed Martin Corporation                                    2.01%            81        106.78        8,649
CG       Loews Corp.-Carolina Group                                     2.00%           101         85.48        8,633
MTW      The Manitowoc Company, Inc.                                    2.00%           176         49.09        8,640
MA       MasterCard, Inc.                                               2.00%            41        210.00        8,610
MDR      McDermott International, Inc. +*                               2.00%           145         59.44        8,619
WFR      MEMC Electronic Materials, Inc. *                              2.00%            96         89.63        8,604
MSFT     Microsoft Corporation                                          2.00%           239         36.12        8,633
MICC     Millicom International Cellular S.A. +*                        1.99%            73        117.56        8,582
MOS      The Mosaic Company *                                           2.00%            90         95.84        8,626
NOV      National-Oilwell Varco Inc. *                                  2.00%           116         74.37        8,627
NE       Noble Corporation +                                            2.01%           152         56.85        8,641
PEP      PepsiCo, Inc.                                                  2.00%           112         77.03        8,627
POT      Potash Corporation of Saskatchewan Inc. +                      2.01%            60        144.19        8,651
PCP      Precision Castparts Corp.                                      1.99%            62        138.54        8,589
RIMM     Research in Motion Limited +*                                  2.01%            74        116.94        8,654
SLB      Schlumberger Limited +                                         1.99%            87         98.80        8,596
THI      Tim Hortons, Inc. +                                            2.00%           229         37.64        8,620
                                                                      ________                                ________
              Total Investments                                       100.00%                                 $430,940
                                                                      ========                                ========

______________________

See "Notes to Schedules of Investments" on page 28.

                             Schedule of Investments

                Target VIP Portfolio, January 2008 Series
                                 FT 1559


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2007


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)(5)                                   Offering Price   Shares    per Share   the Trust (2)
_______________________________                                          ____________     ______    _________   ____________
The Dow(R) Dividend and Repurchase Target 5 Strategy Stocks (16.51%):
HON           Honeywell International Inc.                                 3.30%          192       $ 61.20     $ 11,750
IBM           International Business Machines Corporation                  3.31%          107        110.09       11,780
JPM           JPMorgan Chase & Co.                                         3.30%          272         43.26       11,767
MSFT          Microsoft Corporation                                        3.30%          326         36.12       11,775
DIS           The Walt Disney Company                                      3.30%          363         32.42       11,768

European Target 20 Strategy Stocks (17.21%) #:
AGN NA        Aegon N.V.                                                   0.87%          173         17.91        3,099
AV/ LN        Aviva Plc                                                    0.86%          229         13.39        3,067
BARC LN       Barclays Plc                                                 0.85%          300         10.10        3,029
BT/A LN       BT Group Plc                                                 0.84%          549          5.45        2,990
ACA FP        Credit Agricole S.A.                                         0.87%           91         33.88        3,083
DTE GY        Deutsche Telekom AG                                          0.86%          138         22.09        3,048
DEXB BB       Dexia                                                        0.88%          123         25.43        3,127
ENEL IM       Enel SpA                                                     0.87%          258         11.96        3,087
ENI IM        Eni SpA                                                      0.86%           83         36.84        3,058
FORA NA       Fortis                                                       0.86%          115         26.78        3,080
FTE FP        France Telecom S.A.                                          0.85%           84         36.25        3,045
HBOS LN       HBOS Plc                                                     0.85%          209         14.54        3,039
HSBA LN       HSBC Holdings Plc                                            0.85%          180         16.83        3,030
INGA NA       ING Groep N.V.                                               0.86%           78         39.38        3,072
ISP IM        Intesa Sanpaolo                                              0.87%          389          7.96        3,095
LLOY LN       Lloyds TSB Group Plc                                         0.86%          322          9.47        3,050
RBS LN        Royal Bank of Scotland Group Plc                             0.85%          343          8.85        3,036
GLE FP        Societe Generale                                             0.86%           21        145.57        3,057
STL NO        StatoilHydro ASA                                             0.88%          100         31.22        3,122
TIT IM        Telecom Italia SpA                                           0.86%          983          3.13        3,072

The Nasdaq(R) Target 15 Strategy Stocks (16.61%):
APOL          Apollo Group, Inc. (Class A) *                               0.22%           11         70.31          773
AAPL          Apple Inc. *                                                 3.08%           55        199.83       10,991
BIDU          Baidu.com, Inc. (ADR) +*                                     0.22%            2        398.87          798
ESRX          Express Scripts, Inc. *                                      0.33%           16         72.93        1,167
FWLT          Foster Wheeler Ltd. +*                                       0.22%            5        156.27          781
GRMN          Garmin Ltd. +                                                0.39%           14         99.17        1,388
GOOG          Google Inc. *                                                2.96%           15        702.53       10,538
INTC          Intel Corporation                                            2.79%          371         26.76        9,928
ISRG          Intuitive Surgical, Inc. *                                   0.18%            2        325.14          650
MSFT          Microsoft Corporation                                        4.13%          407         36.12       14,701
MICC          Millicom International Cellular S.A. +*                      0.23%            7        117.56          823
NVDA          NVIDIA Corporation *                                         0.34%           35         34.79        1,218
RIMM          Research in Motion Limited +*                                1.18%           36        116.94        4,210
SIAL          Sigma-Aldrich Corporation                                    0.17%           11         55.55          611
STLD          Steel Dynamics, Inc.                                         0.17%           10         60.46          605

                        Schedule of Investments (cont'd.)

                Target VIP Portfolio, January 2008 Series
                                 FT 1559


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2007


                                                                       Percentage       Number    Market      Cost of
Ticker Symbol and                                                      of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)(5)                                 Offering Price   Shares    per Share   the Trust (2)
______________________________________                                 ______________   ______    _________   ____________
The S&P Target 24 Strategy Stocks (16.56%):
ALTR        Altera Corporation                                           0.60%          110       $ 19.31     $  2,124
BUD         Anheuser-Busch Companies, Inc.                               0.44%           30         52.85        1,585
AOC         Aon Corporation                                              1.08%           80         48.01        3,841
APOL        Apollo Group, Inc. (Class A) *                               0.41%           21         70.31        1,477
AZO         AutoZone, Inc. *                                             0.27%            8        118.85          951
BBY         Best Buy Co., Inc.                                           0.78%           53         52.29        2,771
CTL         CenturyTel, Inc.                                             0.02%            2         41.44           83
CB          The Chubb Corporation                                        1.59%          104         54.46        5,664
CLX         The Clorox Company                                           0.11%            6         65.57          393
ESV         ENSCO International Incorporated                             0.03%            2         60.02          120
ESRX        Express Scripts, Inc. *                                      0.74%           36         72.93        2,625
XOM         Exxon Mobil Corporation                                      2.03%           76         95.00        7,220
JNS         Janus Capital Group Inc.                                     0.43%           47         32.40        1,523
LMT         Lockheed Martin Corporation                                  1.32%           44        106.78        4,698
MHS         Medco Health Solutions, Inc. *                               1.07%           38        100.74        3,828
WFR         MEMC Electronic Materials, Inc. *                            1.89%           75         89.63        6,722
NSM         National Semiconductor Corporation                           0.56%           88         22.71        1,998
PH          Parker Hannifin Corporation                                  0.38%           18         76.16        1,371
PEP         PepsiCo, Inc.                                                1.41%           65         77.03        5,007
Q           Qwest Communications International Inc. *                    0.06%           28          7.11          199
ROK         Rockwell Automation, Inc.                                    0.31%           16         69.76        1,116
VLO         Valero Energy Corporation                                    0.16%            8         70.55          564
VZ          Verizon Communications Inc.                                  0.56%           45         44.62        2,008
WAT         Waters Corporation *                                         0.31%           14         79.43        1,112

Target Small-Cap Strategy Stocks (16.51%):
AIRM        Air Methods Corporation *                                    0.33%           23         50.47        1,161
AMED        Amedisys, Inc. *                                             0.70%           51         48.88        2,493
AFSI        AmTrust Financial Services, Inc.                             0.46%          118         13.89        1,639
BTJ         Bolt Technology Corporation *                                0.12%           11         37.37          411
CMCO        Columbus McKinnon Corporation *                              0.33%           36         32.95        1,186
CYBS        CyberSource Corporation *                                    0.68%          128         18.84        2,412
CYNO        Cynosure Inc. *                                              0.13%           17         26.41          449
EHTH        eHealth, Inc. *                                              0.42%           46         32.28        1,485
EMS         Emergency Medical Services Corporation *                     0.16%           19         29.44          559
ENS         EnerSys *                                                    0.64%           93         24.45        2,274
EPIQ        EPIQ Systems, Inc. *                                         0.33%           68         17.52        1,191
GEOY        GeoEye Inc. *                                                0.31%           34         33.02        1,123
HLIT        Harmonic Inc. *                                              0.54%          179         10.74        1,922
ICFI        ICF International, Inc. *                                    0.20%           28         25.79          722
JDAS        JDA Software Group, Inc. *                                   0.34%           59         20.63        1,217
KAMN        Kaman Corporation                                            0.49%           48         36.49        1,752
KNDL        Kendle International Inc. *                                  0.39%           28         50.19        1,405
KOP         Koppers Holdings, Inc.                                       0.47%           39         43.11        1,681

                        Schedule of Investments (cont'd.)

                Target VIP Portfolio, January 2008 Series
                                 FT 1559


 At the Opening of Business on the Initial Date of Deposit-December 31, 2007


                                                                       Percentage       Number    Market      Cost of
Ticker Symbol and                                                      of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)(5)                                 Offering Price   Shares    per Share   the Trust (2)
_______________________________                                        ____________     ______    _________   ____________
Target Small-Cap Strategy Stocks (cont'd)
LAYN        Layne Christensen Company *                                  0.53%           41       $ 46.35     $  1,900
MEI         Methode Electronics, Inc.                                    0.33%           71         16.67        1,184
MIDD        The Middleby Corporation *                                   0.69%           32         76.69        2,454
NTG         NATCO Group Inc. *                                           0.53%           35         53.92        1,887
NETL        Netlogic Microsystems Inc. *                                 0.37%           41         32.34        1,326
NVTL        Novatel Wireless, Inc. *                                     0.29%           63         16.18        1,019
ZEUS        Olympic Steel, Inc.                                          0.19%           21         31.88          669
PCR         Perini Corporation *                                         0.65%           54         42.89        2,316
POWI        Power Integrations, Inc. *                                   0.53%           55         34.52        1,899
PGI         Premiere Global Services, Inc. *                             0.47%          116         14.55        1,688
RADS        Radiant Systems, Inc. *                                      0.29%           60         17.08        1,025
ROLL        RBC Bearings Inc. *                                          0.49%           41         42.88        1,758
RBN         Robbins & Myers, Inc.                                        0.68%           31         77.82        2,412
RUSHA       Rush Enterprises, Inc.  (Class A) *                          0.26%           50         18.24          912
SAPE        Sapient Corporation *                                        0.60%          241          8.93        2,152
SSYS        Stratasys, Inc. *                                            0.31%           40         27.50        1,100
SNHY        Sun Hydraulics Corporation                                   0.23%           32         25.12          804
SRDX        SurModics, Inc. *                                            0.53%           35         54.17        1,896
TNC         Tennant Company                                              0.45%           36         44.61        1,606
TSCM        TheStreet.com, Inc.                                          0.25%           56         16.05          899
TQNT        TriQuint Semiconductor, Inc. *                               0.53%          274          6.85        1,877
UEIC        Universal Electronics, Inc. *                                0.27%           29         33.33          967

Value Line(R) Target 25 Strategy Stocks (16.60%):
APOL        Apollo Group, Inc. (Class A) *                               0.20%           10         70.31          703
AAPL        Apple Inc. *                                                 2.86%           51        199.83       10,191
AXYS        Axsys Technologies, Inc. *                                   0.17%           17         36.34          618
BHP         BHP Billiton Limited (ADR) +                                 1.96%           98         71.36        6,993
CY          Cypress Semiconductor Corporation *                          0.18%           17         36.80          626
DECK        Deckers Outdoor Corporation *                                0.18%            4        160.19          641
BOOM        Dynamic Materials Corporation                                0.17%           10         60.84          608
FLIR        FLIR Systems, Inc. *                                         0.17%           19         32.59          619
FOSL        Fossil, Inc. *                                               0.17%           14         42.68          598
GME         GameStop Corporation (Class A) *                             0.17%           10         62.30          623
GRMN        Garmin Ltd. +                                                0.36%           13         99.17        1,289
ISRG        Intuitive Surgical, Inc. *                                   0.18%            2        325.14          650
JEC         Jacobs Engineering Group Inc. *                              0.19%            7         98.08          687
MDR         McDermott International, Inc. +*                             0.22%           13         59.44          773
WFR         MEMC Electronic Materials, Inc. *                            0.35%           14         89.63        1,255
MOS         The Mosaic Company *                                         0.70%           26         95.84        2,492
NOV         National-Oilwell Varco Inc. *                                0.44%           21         74.37        1,562
NOK         Nokia Oyj (ADR) +                                            2.47%          227         38.74        8,794
POT         Potash Corporation of Saskatchewan Inc. +                    0.77%           19        144.19        2,740
PCLN        Priceline.com Incorporated *                                 0.20%            6        118.02          708
RIMM        Research in Motion Limited +*                                1.08%           33        116.94        3,859
SIGM        Sigma Designs, Inc. *                                        0.18%           11         57.67          634
PCU         Southern Copper Corporation                                  0.50%           17        105.76        1,798
TEF         Telefonica, S.A. (ADR) +                                     2.56%           93         98.15        9,128
WDC         Western Digital Corporation *                                0.17%           20         29.95          599
                                                                       _______                                ________
                 Total Investments                                     100.00%                                $356,328
                                                                       =======                                ========

___________

See "Notes to Schedules of Investments" on page 28.

                             Schedule of Investments

         Value Line(R) Target 25 Portfolio, January 2008 Series
                                 FT 1559


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2007


                                                                        Percentage
                                                                        of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                       Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)(5)                                  Price           Shares      Share         the Trust (2)
_______________________________________                                 _________       ______      _________     _________
APOL        Apollo Group, Inc. (Class A) *                                1.16%          21         $ 70.31       $  1,476
AAPL        Apple Inc. *                                                 17.33%         110          199.83         21,981
AXYS        Axsys Technologies, Inc. *                                    1.00%          35           36.34          1,272
BHP         BHP Billiton Limited (ADR) +                                 11.87%         211           71.36         15,057
CY          Cypress Semiconductor Corporation *                           1.02%          35           36.80          1,288
DECK        Deckers Outdoor Corporation *                                 1.01%           8          160.19          1,282
BOOM        Dynamic Materials Corporation                                 1.01%          21           60.84          1,278
FLIR        FLIR Systems, Inc. *                                          1.00%          39           32.59          1,271
FOSL        Fossil, Inc. *                                                1.01%          30           42.68          1,280
GME         GameStop Corporation (Class A) *                              1.03%          21           62.30          1,308
GRMN        Garmin Ltd. +                                                 2.19%          28           99.17          2,777
ISRG        Intuitive Surgical, Inc. *                                    1.28%           5          325.14          1,626
JEC         Jacobs Engineering Group Inc. *                               1.16%          15           98.08          1,471
MDR         McDermott International, Inc. +*                              1.31%          28           59.44          1,664
WFR         MEMC Electronic Materials, Inc. *                             2.05%          29           89.63          2,599
MOS         The Mosaic Company *                                          4.15%          55           95.84          5,271
NOV         National-Oilwell Varco Inc. *                                 2.64%          45           74.37          3,347
NOK         Nokia Oyj (ADR) +                                            14.93%         489           38.74         18,944
POT         Potash Corporation of Saskatchewan Inc. +                     4.55%          40          144.19          5,768
PCLN        Priceline.com Incorporated *                                  1.02%          11          118.02          1,298
RIMM        Research in Motion Limited +*                                 6.54%          71          116.94          8,303
SIGM        Sigma Designs, Inc. *                                         1.00%          22           57.67          1,269
PCU         Southern Copper Corporation                                   3.17%          38          105.76          4,019
TEF         Telefonica, S.A. (ADR) +                                     15.55%         201           98.15         19,728
WDC         Western Digital Corporation *                                 1.02%          43           29.95          1,288
                                                                        _______                                   ________
                 Total Investments                                      100.00%                                   $126,865
                                                                        =======                                   ========

___________

See "Notes to Schedules of Investments" on page 28.


Page 27


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on December 28, 2007 and December 31, 2007. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after publication of the market values normally used by such Trust but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                 Cost of Securities Profit
                                                                 to Sponsor         (Loss)
                                                                 ___________        ________
The Dow(R) Target 10 Portfolio, January 2008 Series              $ 172,867          $ 1,135
The Dow(R) Target Dividend Portfolio, January 2008 Series          164,936              170
Target Double Play Portfolio, January 2008 Series                  154,241              331
Target Focus Four Portfolio, January 2008 Series                   422,164              650
Target Triad Portfolio, January 2008 Series                        429,932            1,008
Target VIP Portfolio, January 2008 Series                          355,917              411
Value Line(R) Target 25 Portfolio, January 2008 Series             126,454              411

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 5.00%, 30.99%, 29.59%, 33.02%, 28.87% and 56.94% of the investments of The Dow(R) Target Dividend Portfolio, January 2008 Series; Target Double Play Portfolio, January 2008 Series; Target Focus Four Portfolio, January 2008 Series; Target Triad
Portfolio, January 2008 Series; Target VIP Portfolio, January 2008
Series; and Value Line(R) Target 25 Portfolio, January 2008 Series, respectively.

(5) Securities of companies in the following sectors comprise the percentage of the investments of the Trusts as indicated:

The Dow(R) Target 10 Portfolio, January 2008 Series:
Consumer Discretionary, 20.00%; Consumer Staples, 10.00%; Financial
Services, 20.00%; Health Care, 10.00%; Industrials, 10.00%; Materials, 10.00%; Telecommunications Services, 20.00%

The Dow(R) Target Dividend Portfolio, January 2008 Series:
Consumer Discretionary, 15.00%; Consumer Staples, 5.00%; Financial Services, 55.00%; Materials, 15.00%; Utilities, 10.00%

Target Double Play Portfolio, January 2008 Series:
Consumer Discretionary, 11.27%; Consumer Staples, 2.50%; Energy, 1.30%; Financial Services, 27.42%; Health Care, 0.63%; Industrials, 2.25%; Information Technology, 22.45%; Materials, 19.45%; Telecommunications Services, 7.75%; Utilities, 4.98%

Target Focus Four Portfolio, January 2008 Series:
Consumer Discretionary, 15.25%; Consumer Staples, 1.84%; Energy, 3.32%; Financial Services, 28.40% (0.33% of Financial Services are REITs); Health Care, 1.71%; Industrials, 7.04%; Information Technology, 17.82%; Materials, 11.62%; Telecommunications Services, 6.27%; Utilities, 6.73%

Target Triad Portfolio, January 2008 Series:
Consumer Discretionary, 8.21%; Consumer Staples, 11.00%; Energy, 14.19%; Financial Services, 10.61%; Health Care, 9.00%; Industrials, 14.99%; Information Technology, 13.00%; Materials, 9.01%; Telecommunications Services, 6.59%; Utilities, 3.40%

Target VIP Portfolio, January 2008 Series:
Consumer Discretionary, 7.12%; Consumer Staples, 1.96%; Energy, 5.05%; Financial Services, 18.47%; Health Care, 5.05%; Industrials, 12.03%; Information Technology, 37.21%; Materials, 4.93%; Telecommunications Services, 7.31%; Utilities, 0.87%

Value Line(R) Target 25 Portfolio, January 2008 Series:
Consumer Discretionary, 7.42%; Energy, 2.64%; Health Care, 1.28%;
Industrials, 4.48%; Information Technology, 44.89%; Materials, 23.74%; Telecommunications Services, 15.55%

(6) Effective December 31, 2007, Temple-Inland Inc. ("Temple-Inland") will spin-off two subsidiaries, Forestar Real Estate Group Inc. and Guaranty Financial Group, Inc., with the Trust receiving one share of each subsidiary for every three shares of Temple-Inland. This will result in the Trust owning shares of all three companies. Accordingly, the price per share of Temple-Inland listed in the above "Schedule of Investments" includes the anticipated market values of these subsidiaries.

(7) Shares of Cameron International Corporation are the subject of a two-for-one stock split effective December 31, 2007. As a result, the Trust will receive 176 post-split shares, having the split-adjusted market value per share for the 88 shares of Cameron International Corporation listed in the above "Schedule of Investments."

+ Each Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt ("ADR") on a U.S. national securities exchange.

# Each Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

* This Security has not paid a cash dividend in the 12 months prior to the Initial Date of Deposit.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 1559, consists of seven separate portfolios set forth below:

- Dow(R) Target 10 Jan. '08 - Term 1/30/09
(The Dow(R) Target 10 Portfolio, January 2008 Series)
- Dow(R) Target Dvd. Jan. '08 - Term 3/31/09
(The Dow(R) Target Dividend Portfolio, January 2008 Series)
- Target Dbl. Play Jan. '08 - Term 3/31/09
(Target Double Play Portfolio, January 2008 Series)
- Target Focus 4 Jan. '08 - Term 3/31/09
(Target Focus Four Portfolio, January 2008 Series)
- Target Triad Jan. '08 - Term 3/31/09
(Target Triad Portfolio, January 2008 Series)
- Target VIP Jan. '08 - Term 3/31/09
(Target VIP Portfolio, January 2008 Series)
- Value Line(R) Target 25 Jan. '08 - Term 3/31/09
(Value Line(R) Target 25 Portfolio, January 2008 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide the potential for above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

              The Dow(R) Target 10 Portfolio

The Dow(R) Target 10 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Trust seeks to uncover stocks that may be out of favor or undervalued.
Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks.

The Dow(R) Target 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the Dow Jones Industrial Average(sm) ("DJIA(sm)") by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select an equally-weighted portfolio of the 10 highest dividend-yielding stocks for The Dow(R) Target 10 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 10 Portfolio is considered a Large-Cap Value Trust.


           The Dow(R) Target Dividend Portfolio

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to achieving its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones Select
Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by:

- Greatest change in return on assets over the last 12 months. An increase in return on assets generally indicates improving business fundamentals.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall ranking on the two factors for The Dow(R) Target Dividend Strategy.

Companies which, as of the selection date, Dow Jones has announced will be removed from the Dow Jones Select Dividend Index(sm), have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

               Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 common stocks which comprise The Dow(R) Target Dividend Strategy; and

- Approximately 1/2 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the caption "The Dow(R) Target Dividend
Portfolio." The Securities which comprise the Value Line(R) Target 25 Strategy component of the Target Double Play Portfolio were selected as follows:

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R) as of two business days prior to the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of financial companies and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following rankings as of two business days prior to the date of this prospectus.


Step 2: We rank these remaining stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line Target 25 Strategy.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

                Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. While each of the strategies included in the Target Focus Four Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Focus Four Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Focus Four Portfolio has been developed to address this purpose.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 30% common stocks which comprise the S&P Target SMid 60
Strategy;

- Approximately 30% common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% common stocks which comprise the NYSE(R)
International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy and Value Line(R) Target 25 Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio" and "Target Double Play Portfolio," respectively. The Securities which comprise the S&P Target SMid 60 Strategy and the NYSE(R) International Target 25 Strategy components of the Target Focus Four Portfolio were selected as follows:

S&P Target SMid 60 Strategy.

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.

Step 3: We rank each remaining stock on three factors:
       - Price to cash flow;
       - 12-month change in return on assets;
       - 3-month price appreciation.

Step 4: We eliminate any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600.

NYSE(R) International Target 25 Strategy.

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE(R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE(R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The Index consists of the 100 largest non-U.S. stocks trading on the New York Stock Exchange.

Step 2: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 3: We rank each remaining stock on two factors:

Factor 1:   Price to book

Factor 2:   Price to cash flow

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 stocks with the best overall ranking on the two factors.

                  Target Triad Portfolio

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Target Triad Portfolio, whose objective is to provide the potential for above-average capital appreciation, has been developed for this purpose.

The composition of the Target Triad Portfolio on the Initial Date of Deposit is as follows:

- Approximately 10% common stocks which comprise the NYSE(R)
International Target 25 Strategy;

- Approximately 30% common stocks which comprise the Target Diversified Dividend Strategy; and

- Approximately 60% common stocks which comprise the Target Growth
Strategy.

The Securities which comprise the NYSE(R) International Target 25
Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the caption "Target Focus Four
Portfolio." The Securities which comprise the Target Diversified
Dividend Strategy and the Target Growth Strategy components of the Target Triad Portfolio were selected as follows:

Target Diversified Dividend Strategy.

The Target Diversified Dividend Strategy seeks to provide the potential for above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $250 million;

- Minimum three-month average daily trading volume of $1.5 million; and

- Minimum stock price of $5.

Step 2: We eliminate Real Estate Investment Trusts ("REITs"), American Depositary Receipts, Registered Investment Companies and Limited
Partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

- Indicated dividend yield - 50%;

- Price to book - 25%; and

- Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the ten major market sectors with the highest combined ranking on the three factors.

Target Growth Strategy.

The Target Growth Strategy, formerly known as Target Large-Cap Strategy, invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $6 billion;

- Minimum three month average daily trading volume of $5 million; and

- Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts, Registered Investment Companies and Limited Partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three factors:

- Sustainable growth rate;

- Change in return on assets; and

- Recent price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major market sectors.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Triad Portfolio is considered a Large-Cap Value Trust.


                   Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the strategies included in the Target VIP Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target VIP Portfolio seeks to outperform the S&P 500 Index. The Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 common stocks which comprise The Dow(R) DART 5
Strategy;

- Approximately 1/6 common stocks which comprise the European Target 20
Strategy;

- Approximately 1/6 common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 1/6 common stocks which comprise The S&P Target 24
Strategy;

- Approximately 1/6 common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the Value Line(R) Target 25 Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the caption "Target Double Play Portfolio." The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy, The Nasdaq(R) Target 15 Strategy, The S&P Target 24 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

The Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Strategy.

The stocks which comprise The Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of The Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

The S&P Target 24 Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

Factor 1:   Trailing four quarters' return on assets, which is net
income divided by average assets. Those stocks with high return on assets achieve better rankings.

Factor 2:   Buyback yield, which measures the percentage decrease in
common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

Factor 3:   Bullish interest indicator, which compares the number of
shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target VIP Portfolio is considered a Large-Cap Growth Trust.


             Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target Double Play Portfolio."


Based on the composition of the portfolio on the Initial Date of Deposit, the Value Line(R) Target 25 Portfolio is considered a Large-Cap Growth Trust.


Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

Companies which, on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $2.5 billion; Mid-Cap- $2.5 billion to $10 billion; Large-Cap-over $10 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"Dow Jones Industrial Average(sm) ," "Dow(R)," "DJIA(sm)" and "Dow Jones Select Dividend Index(sm)" are trademarks or service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular The Dow(R) Target 10 Portfolio, The Dow(R) Target Dividend Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio and the Target VIP Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones has not given us a license to use its indexes.

"S&P(R)," "S&P 500(R)," "S&P MidCap 400," "S&P SmallCap 600" and
"Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Portfolios. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey" and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Double Play Portfolio, the Target Focus Four Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trusts.

"NYSE" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The Target Focus Four Portfolio and the Target Triad Portfolio, which use the "NYSE International Target 25 Strategy," based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(sm), Dow Jones Select Dividend Index(sm), S&P 500 Index, S&P MidCap 400 Index and S&P SmallCap 600 Index are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 13-month life of The Dow(R) Target 10 Portfolio and the 15-month life of The Dow(R) Target Dividend Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target Triad Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Four of the Securities in the Value Line(R) Target 25 Portfolio and four of the Securities in the Target Double Play Portfolio represent approximately 59.68% and 29.84%, respectively, of the value of such Trust. If these stocks decline in value, you may lose a substantial portion of your investment.

Small-Cap Companies. Certain of the Securities in certain Trusts are issued by companies with market capitalizations of less than $2.5 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Consumer Products Sector. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer products companies. Because more than 25% of The Dow(R) Target 10 Portfolio is invested in common stocks issued by consumer product companies, this Trust is considered to be concentrated in consumer products company stocks. A portfolio concentrated in a single sector may present more risks than a portfolio which is broadly diversified over several sectors. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Financial Services. The Dow(R) Target Dividend Portfolio, the Target Double Play Portfolio and the Target Focus Four Portfolio are considered to be concentrated in financial services company stocks, which include banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Information Technology. The Target VIP Portfolio and the Value Line(R) Target 25 Portfolio are considered to be concentrated in information technology company stocks. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and have lately experienced significant market declines in their share values. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Real Estate Investment Trusts ("REITs"). Certain of the Securities in the Target Focus Four Portfolio are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, Altria Group, Inc., Loews Corp.-Carolina Group, Reynolds American Inc., or any of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

The purchase and sale of the foreign Securities, other than foreign securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Target VIP Portfolio is maintained by Euroclear, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

           Hypothetical Performance Information

The following tables compare hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm), Dow Jones Select Dividend Index(sm) and the S&P 500 Index in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the

DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Dow Jones Select Dividend Index(sm). The Dow Jones Select Dividend Index(sm) consists of 100 dividend-paying stocks, weighted by their indicated annualized yield. Eligible stocks are selected from a universe of all dividend-paying companies in the Dow Jones U.S. Total Market Index(sm) that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

S&P 1000 Index. The S&P 1000 is a combination of the S&P MidCap 400 (the most widely used index for mid-size companies) and the S&P SmallCap 600 (an index of 600 U.S. small-cap companies), where the S&P MidCap 400 represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

                            COMPARISON OF TOTAL RETURN(2)

   (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                          Hypothetical Strategy Total Returns(1)

           The        The Dow(R)  Target     Target                            Value                      Dow Jones
           Dow(R)     Target      Double     Focus      Target     Target      Line(R)                    Select
           Target 10  Dividend    Play       Four       Triad      VIP         Target 25                  Dividend    S&P 500
Year       Strategy   Strategy    Strategy   Strategy   Strategy   Strategy    Strategy       DJIA(sm)    Index(sm)   Index
_______    _______    _______     _______    _______    ________   _______     _______        _______     _______     _______
1972        19.81%                                                                             18.48%                  19.00%
1973         1.72%                                                                            -13.28%                 -14.69%
1974        -3.22%                                                                            -23.57%                 -26.47%
1975        53.89%                                                                             44.75%                  37.23%
1976        32.86%                                                                             22.82%                  23.93%
1977        -4.27%                                                                            -12.84%                  -7.16%
1978        -2.52%                                                                              2.79%                   6.57%
1979        10.54%                                                                             10.55%                  18.61%
1980        25.27%                                                                             22.16%                  32.50%
1981         4.99%                                                                             -3.57%                  -4.92%
1982        24.77%                                                                             27.11%                  21.55%
1983        36.46%                                                                             25.96%                  22.56%
1984         5.44%                                                                              1.30%                   6.27%
1985        27.33%                                                              32.04%         33.55%                  31.72%
1986        33.01%                                                              20.03%         27.10%                  18.67%
1987         3.27%                                                              16.91%          5.48%                   5.25%
1988        22.00%                                                              -9.36%         16.14%                  16.56%
1989        23.91%                                                              47.97%         32.19%                  31.62%
1990       -10.13%                                                  -0.86%       2.97%         -0.56%                  -3.10%
1991        32.64%                                                  57.04%      83.58%         24.19%                  30.40%
1992         5.27%     28.71%      12.50%                            4.16%      -2.50%          7.41%     22.65%        7.61%
1993        24.33%     18.23%      21.69%                           22.11%      25.10%         16.93%     14.59%       10.04%
1994         1.71%     -8.33%       2.07%                            2.16%      12.31%          5.01%     -0.19%        1.32%
1995        34.01%     46.89%      49.42%                           42.87%      52.00%         36.87%     42.80%       37.54%
1996        25.50%     16.18%      35.31%     26.77%     21.20%     38.69%      54.09%         28.89%     25.08%       22.94%
1997        18.91%     40.70%      37.34%     37.54%     35.14%     26.10%      34.13%         24.94%     37.83%       33.35%
1998         7.99%      2.90%      47.10%     31.08%     27.61%     51.12%      90.75%         18.15%      4.33%       28.58%
1999         2.55%     -6.61%      53.04%     45.42%     32.14%     48.93%     111.46%         27.21%     -4.08%       21.04%
2000         3.11%     25.82%       7.08%      9.66%     12.00%     -4.72%     -10.57%         -4.71%     24.86%       -9.10%
2001        -5.20%     40.61%      20.19%     20.45%      5.10%    -11.14%      -0.01%         -5.43%     13.09%      -11.88%
2002       -11.07%     -0.89%     -12.41%    -11.09%    -11.57%    -21.39%     -23.79%        -15.01%     -3.94%      -22.09%
2003        25.25%     32.16%      35.76%     39.23%     38.53%     34.94%      39.37%         28.26%     30.16%       28.67%
2004         1.85%     18.98%      20.54%     21.89%     18.74%     13.15%      21.87%          5.30%     18.14%       10.87%
2005        -7.43%      2.31%      11.09%      9.05%     12.50%      6.80%      19.72%          1.72%      3.79%        4.91%
2006        27.16%     17.72%       9.24%     14.35%     17.77%     11.89%       1.44%         19.03%     19.54%       15.78%
2007         2.69%      3.53%      13.85%      7.64%     13.91%      9.61%      24.75%          9.59%     -2.07%        6.22%
(thru 11/30)

_________________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested monthly (except for the Dow Jones Select Dividend Index(sm), which assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the tables, over the full years as listed above, each Strategy achieved a greater average annual total return than that of its corresponding index:

                                     Average Annual
Strategy                             Total Return    Corresponding Index                                           Index Return
________                             ______________  ___________________                                           ____________

The Dow(R) Target 10 Strategy        12.96%          DJIA(sm) (from 01/01/72 through 12/31/06)                     11.77%
The Dow(R) Target Dividend Strategy  17.11%          Dow Jones Select Dividend Index(sm) (from 01/01/92 through    15.73%
                                                     12/31/06)
                                                     S&P 500 Index (from 01/01/92 through 12/31/06)                10.63%
Target Double Play Strategy          21.92%          S&P 500 Index (from 01/01/92 through 12/31/06)                10.63%
Target Focus Four Strategy           21.16%          S&P 500 Index (from 01/01/96 through 12/31/06)                 9.66%
Target Triad Strategy                18.16%          S&P 500 Index (from 01/01/96 through 12/31/06)                 9.66%
Target VIP Strategy                  16.70%          S&P 500 Index (from 01/01/90 through 12/31/06)                10.84%
Value Line(R) Target 25 Strategy     24.05%          S&P 500 Index (from 01/01/85 through 12/31/06)                12.93%

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from February 20, 2008 through April 18, 2008. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
________________             ___________      __________
$50 but less than $100       2.70%              2.00%
$100 but less than $250      2.45%              1.75%
$250 but less than $500      2.20%              1.50%
$500 but less than $1,000    1.95%              1.25%
$1,000 or more               1.40%              0.75%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price ("NOCP") as determined by The Nasdaq Stock Market, Inc. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after publication of the market values normally used by such Trust but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. This may occur particularly with respect to foreign securities held by a Trust in which case the Trust may make adjustments to the last closing sales price to reflect more accurately the fair value of the Securities as of the Evaluation Time. If current ask prices are unavailable or, if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. The aggregate underlying value of non-U.S. listed Securities is computed on the basis of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales during the current month of units of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
_____________                             __________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing trading or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units. In addition, as compensation for purchasing a portion of the unit investment trust business of Citigroup Global Markets Inc. ("CGMI"), we will pay CGMI a fee based on the dollar amount of proceeds from unit investment trusts formerly sponsored by CGMI which are invested in trusts sponsored by us which equates to $3.50 per $1,000 invested. This payment will be made out of our profits and not from assets of a Trust.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. A Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to a Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain service marks, trademarks and/or trade names of Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc., NYSE and/or Value Line(R);

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts.

Each Trust is expected to hold one or more of the following:

(i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and

(ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Trust Status.

If the Trusts are at all times operated in accordance with the documents establishing the Trusts and certain requirements of federal income tax law are met, the Trusts will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends from REIT Shares.

Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of ordinary income dividends from real estate investment trusts generally apply to taxable years beginning before January 1, 2011.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust from certain domestic corporations. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by certain Trusts may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. For purposes of record-keeping, the Trustee will treat the FTPS Unit Servicing Agent as sole Record Owner of FTPS Units on its books. The FTPS Unit Servicing Agent will keep a record of all individual FTPS Unit holders, the actual Record Owners of such Units, on its books. It is your responsibility to notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units and FTPS Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of such Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at the address set forth on the back cover of this prospectus. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units of The Dow(R) Target 10 Portfolio, The Dow(R) Target Dividend Portfolio, the Target Double Play Portfolio, or the Value Line(R) Target 25 Portfolio, or 5,000 Units of the Target Focus Four Portfolio, the Target Triad Portfolio or the Target VIP Portfolio or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 30 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) in writing of your election by the "Rollover Notification Date" stated in the "Summary of Essential Information." If you make this election you will be considered a "Rollover Unit holder," and your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as "Distribution Agent," during the "Special Redemption and Liquidation Period" set forth in the "Summary of Essential Information." The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust; or

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

 Information on the Sponsor, Trustee, FTPS Unit Servicing
                    Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $85 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 2006, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $50,884,373 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 1001 Warrenville Road, Lisle, Illinois 60532. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The Nasdaq Stock Market, Inc.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                                 First Trust(R)

                    Dow(R) Target 10 Jan. '08 - Term 1/30/09
                   Dow(R) Target Dvd. Jan. '08 - Term 3/31/09
                    Target Dbl. Play Jan. '08 - Term 3/31/09
                     Target Focus 4 Jan. '08 - Term 3/31/09
                      Target Triad Jan. '08 - Term 3/31/09
                       Target VIP Jan. '08 - Term 3/31/09
                 Value Line(R) Target 25 Jan. '08 - Term 3/31/09

                                 FT 1559

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.
                          1001 Warrenville Road
                          Lisle, Illinois 60532
                             1-630-241-4141

     FTPS Unit Servicing Agent:                     Trustee:

          FTP Services LLC                    The Bank of New York
        1001 Warrenville Road                  101 Barclay Street
        Lisle, Illinois 60532               New York, New York 10286
           1-866-514-7768                        1-800-813-3074
                                              24-Hour Pricing Line:
                                                 1-800-446-0132

                            ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.
                            ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C.
                               under the:

-  Securities Act of 1933 (file no. 333-146502) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
 D.C. Information regarding the operation of the SEC's Public Reference
               Room may be obtained by calling the SEC at
                             1-202-942-8090.

Information about the Trusts is available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                            December 31, 2007


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                                 First Trust(R)

                                  The FT Series

                             Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 1559 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated December 31, 2007. Capitalized terms have been defined in the prospectus.



                                Table of Contents

Dow Jones & Company, Inc.                                       1
Standard & Poor's                                               2
The Nasdaq Stock Market, Inc.                                   2
Value Line Publishing, Inc.                                     3
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   3
   Small-Cap Companies                                          4
   Dividends                                                    4
   Foreign Issuers                                              4
   Exchange Rate                                                5
   REITs                                                        8
Litigation
   Microsoft Corporation                                        9
   Tobacco Industry                                            10
Concentrations
   Consumer Products                                           11
   Financial Services                                          11
   Information Technology                                      14
Securities
   The Dow(R) DART 5 Strategy Stocks                           15
   The Dow(R) Target 10 Strategy Stocks                        15
   The Dow(R) Target Dividend Strategy Stocks                  16
   European Target 20 Strategy Stocks                          17
   The Nasdaq(R) Target 15 Strategy Stocks                     18
   NYSE(R) International Target 25 Strategy Stocks             19
   The S&P Target 24 Strategy Stocks                           21
   S&P Target SMid 60 Strategy Stocks                          22
   Target Diversified Dividend Strategy Stocks                 25
   Target Growth Strategy Stocks                               27
   Target Small-Cap Strategy Stocks                            29
   Value Line(R) Target 25 Strategy Stocks                     31

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones, the Dow Jones Industrial Average(sm) and the Dow Jones Select Dividend Index(sm), which are determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm) and the Dow Jones Select Dividend Index(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX, THE S&P SMALLCAP 600 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Target VIP Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLPI's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE(R)" is a registered trademark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE(R) International Target 25 Strategy of the Target Triad Portfolio and the Target Focus Four Portfolio.

NYSE does not: sponsor, endorse, sell or promote the Target Triad Portfolio or the Target Focus Four Portfolio; recommend that any person invest in the Target Triad Portfolio or the Target Focus Four Portfolio or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the Target Triad Portfolio or the Target Focus Four Portfolio; have any responsibility or liability for the administration, management or marketing of the Target Triad Portfolio or the Target Focus Four Portfolio; consider the needs of the Target Triad Portfolio or the Target Focus Four Portfolio or the owners of the Target Triad Portfolio or the Target Focus Four Portfolio in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the Target Triad Portfolio or the Target Focus Four Portfolio. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the Target Triad Portfolio or the Target Focus Four Portfolio, the owner of the Target Triad Portfolio or the Target Focus Four Portfolio, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the Target Triad Portfolio or the Target Focus Four Portfolio or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities in The Dow(R) Target Dividend Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target Triad Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Exchange Rate. The Target VIP Portfolio contains Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the euro:

                         Foreign Exchange Rates

              Range of Fluctuations in Foreign Currencies

                   United Kingdom
Annual             Pound Sterling/             Euro/
Period             U.S. Dollar                 U.S. Dollar
_____              _______________             ___________
1983               0.616-0.707                     N.A.
1984               0.670-0.864                     N.A.
1985               0.672-0.951                     N.A.
1986               0.643-0.726                     N.A.
1987               0.530-0.680                     N.A.
1988               0.525-0.601                     N.A.
1989               0.548-0.661                     N.A.
1990               0.504-0.627                     N.A.
1991               0.499-0.624                     N.A.
1992               0.499-0.667                     N.A.
1993               0.630-0.705                     N.A.
1994               0.610-0.684                     N.A.
1995               0.610-0.653                     N.A.
1996               0.583-0.670                     N.A.
1997               0.584-0.633                     N.A.
1998               0.584-0.620                     N.A.
1999               0.597-0.646                 0.845-0.999
2000               0.605-0.715                 0.968-1.209
2001               0.678-0.707                 1.045-1.194
2002               0.621-0.709                 0.953-1.164
2003               0.560-0.636                 0.794-0.929
2004               0.514-0.568                 0.738-0.844
2005               0.518-0.583                 0.743-0.857
2006               0.509-0.576                 0.755-0.839

Source: Bloomberg L.P.


          End of Month Exchange Rates                       End of Month Exchange Rates
          for Foreign Currencies                            for Foreign Currencies (continued)

                      United Kingdom                                   United Kingdom
                      Pound Sterling/   Euro/                          Pound Sterling/  Euro/
Monthly Period        U.S. Dollar       U.S. Dollar  Monthly Period    U.S. Dollar      U.S. Dollar
______________        _______________   ___________  ______________    _______________  ___________
2000:                                                2004:
 January              .619              1.030         January          .548             .801
 February             .633              1.037         February         .535             .800
 March                .628              1.047         March            .542             .812
 April                .645              1.096         April            .564             .835
 May                  .666              1.066         May              .546             .820
 June                 .661              1.050         June             .549             .820
 July                 .667              1.079         July             .549             .832
 August               .691              1.126         August           .555             .821
 September            .678              1.132         September        .552             .804
 October              .698              1.178         October          .544             .781
 November             .702              1.145         November         .524             .753
 December             .670              1.060         December         .521             .738
2001:                                                2005:
 January              .683              1.067         January          .531             .767
 February             .692              1.082         February         .521             .756
 March                .706              1.140         March            .529             .771
 April                .699              1.127         April            .524             .777
 May                  .705              1.182         May              .548             .809
 June                 .707              1.178         June             .558             .826
 July                 .702              1.141         July             .569             .825
 August               .688              1.096         August           .555             .811
 September            .678              1.097         September        .567             .832
 October              .688              1.110         October          .565             .834
 November             .702              1.116         November         .578             .848
 December             .687              1.124         December         .580             .844
2002:                                                2006:
 January              .709              1.164         January          .562             .823
 February             .706              1.150         February         .570             .839
 March                .701              1.147         March            .576             .825
 April                .686              1.110         April            .548             .792
 May                  .687              1.070         May              .535             .781
 June                 .652              1.009         June             .541             .782
 July                 .640              1.023         July             .535             .783
 August               .645              1.018         August           .525             .780
 September            .638              1.014         September        .534             .789
 October              .639               .990         October          .524             .784
 November             .642               .994         November         .509             .755
 December             .621               .953         December         .510             .758
2003:                                                2007:
 January              .607               .929         January          .509             .767
 February             .634               .927         February         .509             .756
 March                .632               .916         March            .508             .749
 April                .626               .894         April            .500             .733
 May                  .611               .849         May              .505             .743
 June                 .605               .869         June             .498             .738
 July                 .621               .812         July             .492             .731
 August               .634               .910         August           .496             .734
 September            .602               .858         September        .488             .701
 October              .590               .863         October          .481             .690
 November             .581               .834         November         .486             .683
 December             .560               .794


Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

REITs. An investment in Units of the Target Focus Four Portfolio should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 16 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.

Microsoft also faces antitrust and unfair competition litigation in Europe and Asia. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft has appealed the entire ruling, and a final judgment is expected in September of 2007.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under Illinois law. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law. However, Philip Morris also faces several other potential class actions claiming that the marketing of "light" cigarettes deceived people into believing they are healthier, although those cases are not now perceived as a threat given the Price decision.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations

Consumer Products. An investment in the The Dow(R) Target 10 Portfolio should be made with an understanding of the problems and risks inherent in an investment in the consumer products sector in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Financial Services. An investment in The Dow(R) Target Dividend Portfolio, Target Double Play Portfolio and the Target Focus Four Portfolio should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue.

The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain.

Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Information Technology. An investment in Units of the Target VIP Portfolio and The Value Line(R) Target 25 Portfolio should be made with an understanding of the characteristics of the information technology sector and the risks which such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                       The Dow(R) DART 5 Strategy Stocks


Honeywell International Inc., headquartered in Morristown, New Jersey, makes products for the textiles, construction, plastics, electronics, automotive, chemicals, housing, telecommunications, utilities, packaging, military and commercial aviation industries, and for the space program.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.


                      The Dow(R) Target 10 Strategy Stocks


Altria Group, Inc., headquartered in New York, New York, is the parent company of Philip Morris USA, Philip Morris International and Philip Morris Capital Corporation. The company is the largest cigarette manufacturer in the United States and a leading international tobacco company. Its brand names include "Marlboro," "Parliament" and "Virginia Slims."

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. AT&T companies are recognized as leading worldwide providers of IP-based communications services to business and as leading U.S. providers of high-speed DSL Internet, local and long-distance voice, and directory publishing and advertising services. The company also holds a 60 percent ownership interest in Cingular Wireless, the leading U.S. wireless services provider.

Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products. The company also operates EXPO Design Centers in several states which offer interior design and renovation products.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


                   The Dow(R) Target Dividend Strategy Stocks


The Colonial BancGroup, Inc., headquartered in Montgomery, Alabama, conducts a general commercial banking business through offices in six states and operates a retail and wholesale mortgage banking business. The company, through its wholly-owned banking subsidiary, Colonial Bank, conducts a general commercial banking business in its respective service areas.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.

First Niagara Financial Group, Inc., headquartered in Lockport, New York, is a bank holding company. The banks provide an array of deposit products and loans, as well as insurance, leasing, investment advisory services, insurance agency services and trust services.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

KeyCorp, headquartered in Cleveland, Ohio, through subsidiaries, conducts a commercial and retail banking business through numerous full-service banking offices in various states. The company also provides trust, personal financial cash management, investment banking, securities brokerage and international banking services.

La-Z-Boy Incorporated, headquartered in Monroe, Michigan, manufactures a wide variety of furniture including residential, business and hospitality furniture.

Lee Enterprises Incorporated, headquartered in Davenport, Iowa, publishes daily newspapers, and weekly classified and specialty publications in the United States.

MeadWestvaco Corporation, headquartered in Stamford, Connecticut, is a global company engaged in packaging, coated and specialty papers, consumer and office products, and specialty chemicals businesses.

NiSource Inc., headquartered in Merrillville, Indiana, is an energy and utility-based holding company that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. The company's business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and New England.

People's United Financial Inc., headquartered in Bridgeport,
Connecticut, is a stock savings bank, offering services to individual, corporate and municipal customers.

RPM International, Inc., headquartered in Medina, Ohio, manufactures and markets protective coatings that are used in waterproofing, general maintenance, flooring systems and coating, corrosion control, and other applications.

Sensient Technologies Corporation, headquartered in Milwaukee,
Wisconsin, supplies colors, flavors, and fragrances. The company manufactures a variety of cosmetic and pharmaceutical additives, ink-jet inks, and food and beverage flavors.

The South Financial Group, Inc., headquartered in Greenville, South Carolina, is a bank holding company for Carolina First Bank; Citrus Bank; CF Mortgage Company; Carolina First Bank, F.S.B.; and Blue Ridge Finance Company.

Superior Industries International, Inc., headquartered in Van Nuys, California, designs and manufactures motor vehicle parts and accessories. The company's products are sold to original equipment manufacturers and the automotive aftermarket. Their products include vehicle aluminum road wheels, as well as custom road wheels and accessories.

Umpqua Holdings Corporation, headquartered in Portland, Oregon, offers commercial and retail banking services, and retail brokerage services through its wholly-owned subsidiary, Umpqua Bank.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Wachovia Corporation, headquartered in Charlotte, North Carolina, through subsidiary banks, conducts a banking business in a number of states and offers retail brokerage services throughout the United States.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.

Zenith National Insurance Corp., headquartered in Woodland Hills,
California, is a holding company that, through its wholly-owned insurance subsidiaries, is engaged in the property-casualty insurance business.


                   European Target 20 Strategy Stocks


Aegon N.V., headquartered in The Hague, the Netherlands, through its member companies, is an international insurer with major operations in the Netherlands, Canada, the United Kingdom and the United States.

Aviva Plc, headquartered in London, England, is a leading insurance firm throughout Europe, offering both life and general insurance. The company's life and savings segments focus on life insurance, pensions, unit trusts and other investment products while its general insurance segment includes home, auto and fire coverage. Financial services include investment management, stock brokerage and trustee services. The company operates in more than 50 countries worldwide.

Barclays Plc, headquartered in London, England, provides investment and commercial banking, insurance, financial and related services. The company's subsidiary, Barclays Bank, Plc, operates branches throughout the United Kingdom and over 60 countries.

BT Group Plc, headquartered in London, England, provides telecommunication services, principally in the United Kingdom. The company's main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses, and the supply of telecommunication equipment for customers' premises.

Credit Agricole S.A., headquartered in Paris, France, is the lead bank of the Credit Agricole Group. The company acts as the central bank of the Group, coordinates its sales and marketing strategy and ensures the liquidity & solvency of each of the Caisses Regionales. Credit Agricole S.A., through its subsidiaries, designs and manages specialized financial products that are distributed primarily by the Caisses Regionales.

Deutsche Telekom AG, headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

Dexia, headquartered in Brussels, Belgium, is a banking group offering both retail banking and public financing services. The company offers consumer loans, life and non-life insurance, pension plans, securities brokerage services, asset management, private banking, financing of public service facilities and financial services for local governments. The company operates in Europe, Asia and the United States.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently expanding into power generation.

Fortis, headquartered in Brussels, Belgium, is engaged in banking, insurance, and investment services. The company's insurance arm offers life and non-life insurance such as health, auto and fire lines. The company's banking services include retail, corporate and private banking; asset management; investment banking; and other financial services under its "Fortis Bank" and "MeesPierson" corporate names.

France Telecom S.A., headquartered in Paris, France, and its subsidiaries provide a range of telecommunications services to residential, professional and large business customers, primarily in France.

HBOS Plc, headquartered in Edinburgh, Scotland, is the largest home mortgage lender in the United Kingdom. The company also offers assorted financial services including retail banking, consumer credit, and savings products as well as asset management services.

HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services in more than 80 countries and territories.

ING Groep N.V., headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Intesa Sanpaolo, headquartered in Milan, Italy, offers banking and financial services throughout Italy, with offices elsewhere in Europe, Asia and the United States.

Lloyds TSB Group Plc, headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.

Royal Bank of Scotland Group Plc, headquartered in Edinburgh, Scotland, offers services such as deposit accounts, credit cards and mortgages to commercial and personal clients in Scotland, England, Wales and Ireland. The company also sells insurance and investment products and provides private banking through The Coutts Group. In the United States it owns Citizens Financial, one of the largest bank holding companies in New England.

Societe Generale, headquartered in Paris, France, offers commercial, retail, investment, and private banking services. The company offers consumer credit, vehicle lease financing, information technology equipment leasing, life and non-life insurance, custodian services, trade and project financing, currency exchange, treasury services, and financial and commodities futures brokerage services.

StatoilHydro ASA, headquartered in Stavanger, Norway, is the largest integrated oil and gas company in Scandinavia, producing oil and gas from the Norwegian Continental Shelf and other regions.

Telecom Italia SpA, headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.


                     The Nasdaq(R) Target 15 Strategy Stocks


Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

Apple Inc., headquartered in Cupertino, California, designs, makes and markets microprocessor-based personal computers and related personal computing and communicating solutions for sale mainly to education, creative, home, business and government customers.

Baidu.com, Inc. (ADR), headquartered in Beijing, China, provides Chinese language Internet search solutions.

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

Foster Wheeler Ltd., incorporated in Bermuda and headquartered in Clinton, New Jersey, provides a range of design, engineering, construction, manufacturing, project development and management, research and plant operation services.

Garmin Ltd., headquartered in George Town, Grand Cayman, Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Google Inc., headquartered in Mountain View, California, provides a web based search engine through its Google.com website. The company offers a wide range of search options, including web, image, groups, directory and news searches.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Intuitive Surgical, Inc., headquartered in Sunnyvale, California, manufactures the da Vinci Surgical System, a system that translates a surgeon's natural hand movements on instrument controls into corresponding micromovements of instruments positioned inside the patient.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Millicom International Cellular S.A., headquartered in Bertrange,
Luxembourg, develops and operates cellular telephone networks under licenses in numerous countries, mainly in emerging markets in Africa, Asia, Europe and Latin America.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

Sigma-Aldrich Corporation, headquartered in St. Louis, Missouri, develops, makes and distributes a range of biochemicals, organic chemicals, chromatography products and diagnostic reagents. The company also makes metal products used in the installation and retrofitting of electrical, mechanical and telecommunication applications.

Steel Dynamics, Inc., headquartered in Fort Wayne, Indiana, owns and operates a flat-rolled steel mini mill, producing products such as hot/cold rolled and coated steel products including high strength low alloy and medium carbon steels.


                 NYSE(R) International Target 25 Strategy Stocks


Canada
__________________
Canadian Imperial Bank of Commerce, headquartered in Toronto, Ontario, Canada, provides various banking and financial services to individuals, government and corporate clients in Canada and around the world.

Royal Bank of Canada, headquartered in Toronto, Ontario, Canada, offers a range of banking and financial services in North America and internationally.

France
__________________
France Telecom S.A. (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Germany
__________________
Allianz AG (ADR), headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance, and asset management.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand names "Mercedes-Benz" and "Daimler." The company also provides related financial services for its automotive and commercial operations.

Deutsche Bank AG, headquartered in Frankfurt, Germany, provides a broad range of banking, investment, fund management, securities, credit card, mortgage leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. The company also offers a variety of financial consulting and advisory services.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.

Ireland
__________________
Allied Irish Banks Plc (ADR), headquartered in Dublin, Ireland, provides a range of banking, financial and related services, principally in Ireland, the United States, the United Kingdom and Poland.

Italy
__________________
Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Telecom Italia SpA (ADR), headquartered in Rome, Italy, is the parent company of companies operating in the fields of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing, telematics information and auxiliary services.

Japan
__________________
Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, manufactures, distributes and provides financing for the sale of its motorcycles, automobiles and power products, including portable generators, power tillers and general purpose engines.

Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Nippon Telegraph & Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides telephone, telegraph, leased circuits, data communication, terminal equipment sales, and related services. The company provides both local and long distance telecommunication services within Japan.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks, buses, boats and airplanes in Japan and internationally. The company also manages real estate, civil engineering and insurance businesses.

The Netherlands
__________________
Aegon N.V., headquartered in The Hague, the Netherlands, is an international insurer with major operations in the Netherlands, Canada, Mexico, the United Kingdom and the United States.

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Norway
__________________
StatoilHydro ASA (ADR), headquartered in Stavanger, Norway, is engaged primarily in the exploration, development and production of oil and natural gas from the Norwegian Continental Shelf.

South Korea
__________________

Kookmin Bank (ADR), headquartered in Seoul, South Korea, provides commercial banking services in Korea.

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power, and nuclear power units in South Korea. The company also generates, transmits, and distributes electricity to South Korea and is majority owned by the Korean government.

Spain
__________________
Repsol YPF, S.A. (ADR), headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

Switzerland
__________________
Credit Suisse Group (ADR), headquartered in Zurich, Switzerland, is one of the world's leading financial services companies, providing banking and insurance solutions for private clients, companies and institutions.

UBS AG, headquartered in Zurich, Switzerland, is a leading global financial services firm, the world's largest global asset manager, a top-tier provider of investment banking and securities distribution, and a leading provider of private banking services.

United Kingdom
__________________
Barclays Plc (ADR), headquartered in London, England, is a financial services group engaged primarily in the banking and investment banking businesses. Through its subsidiary, Barclay Bank Plc, the company offers commercial and investment banking, insurance, financial and related services in more than 60 countries.

Lloyds TSB Group Plc (ADR), headquartered in London, England, is a global financial services company that provides retail banking, wealth management, personal loans, credit cards, and insurance and mortgage services.

Royal Bank of Scotland Group Plc (ADR), headquartered in Edinburgh, Scotland, offers services such as deposit accounts, credit cards and mortgages to commercial and personal clients in Scotland, England, Wales and Ireland. The company also sells insurance and investment products and provides private banking through The Coutts Group. In the United States it owns Citizens Financial, one of the largest bank holding companies in New England.

                        The S&P Target 24 Strategy Stocks


Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.

Anheuser-Busch Companies, Inc., headquartered in St. Louis, Missouri, produces and distributes beer under brand names such as "Budweiser," "Busch" and "Michelob." The company also manufactures metal beverage containers, recycles metal and glass beverage containers, and operates rice milling and barley seed processing plants. The company also owns and operates theme parks.

Aon Corporation, headquartered in Chicago, Illinois, through its subsidiaries, provides insurance and risk management, consulting, and insurance underwriting solutions worldwide.

Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Best Buy Co., Inc., headquartered in Eden Prairie, Minnesota, sells a wide selection of name brand consumer electronics, home office equipment, entertainment software and appliances through retail stores in numerous states.

CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

The Chubb Corporation, headquartered in Warren, New Jersey, is a holding company with subsidiaries principally engaged in the property and casualty insurance business.

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away" and "Tilex."

ENSCO International Incorporated, headquartered in Dallas, Texas, is an international offshore contract drilling company that also provides marine transportation services in the Gulf of Mexico.

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Janus Capital Group Inc., headquartered in Denver, Colorado, sponsors, markets and provides investment advisory, distribution and administrative services, primarily to mutual funds, in both domestic and international markets.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.

Medco Health Solutions, Inc., headquartered in Franklin Lakes, New Jersey, a pharmacy benefit manager, provides programs and services for its clients and the members of their prescription benefit plans, as well as for the physicians and pharmacies for the members' use.

MEMC Electronic Materials, Inc., headquartered in St. Peters, Missouri, is engaged in the design, manufacture and sale of electronic-grade silicon wafers for the semiconductor industry.

National Semiconductor Corporation, headquartered in Santa Clara,
California, designs, develops, makes and markets analog intensive, mixed-signal and other integrated circuits for applications in the communications, personal systems, consumer and industrial markets. The company's products are marketed throughout the world through a direct sales force and a network of distributors.

Parker Hannifin Corporation, headquartered in Cleveland, Ohio, manufactures fluid power systems, electromechanical controls and related components.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.

Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.

Rockwell Automation, Inc., headquartered in Milwaukee, Wisconsin, researches, develops and makes automation equipment and systems, avionics and communications products and systems. The company's products are sold to customers in both commercial and government markets.

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography ("HPLC") instruments, chromatography columns and other consumables, and related services.


                       S&P Target SMid 60 Strategy Stocks


Actel Corporation, headquartered in Sunnyvale, California, designs, develops and markets field programmable gate arrays and associated development system software and programming hardware.

Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in the airline business.

American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

Arrow Electronics, Inc., headquartered in Melville, New York, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in Texas, Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Tennessee and Virginia.

Audiovox Corporation, headquartered in Hauppauge, New York, and its subsidiaries engage in the design and marketing of electronic products worldwide.

Avis Budget Group Inc., headquartered in New York, New York, franchises hotels, rental car agencies and real estate brokerage offices. The company also provides vacation exchange services, mortgage and corporate employee relocation services, and access to insurance, travel, shopping, auto and other services.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.

Belo Corp. (Class A), headquartered in Dallas, Texas, is a media company with a diversified group of television broadcasting, newspaper publishing, cable news and interactive media operations.

Bob Evans Farms, Inc., headquartered in Columbus, Ohio, is engaged in two businesses: the ownership and operation of a chain of full-service, family restaurants located in 22 states; and the manufacture and sale of fresh and fully cooked pork products and other complementary food products in 30 states.

Brooks Automation Inc., headquartered in Chelmsford, Massachusetts, develops, makes and supplies vacuum central wafer handling systems and modules for the semiconductor process equipment industry; and central substrate handling systems and modules for the flat panel display manufacturing industry.

Cimarex Energy Co., headquartered in Denver, Colorado, is engaged in oil and gas exploration and production and gas marketing, with exploration and development activities primarily in Louisiana, Oklahoma, Texas and the Hugoton Field of western Kansas.

Collective Brands, Inc., headquartered in Topeka, Kansas, operates as a family footwear retailer. The company offers athletic and casual footwear, dress shoes, sandals, work and fashion boots, and slippers, as well as accessories, such as handbags and hosiery.

Colonial Properties Trust, headquartered in Birmingham, Alabama, is a self-managed real estate investment trust which owns, develops and operates multifamily, retail and office properties in the Sunbelt region of the United States.

Community Bank System, Inc., headquartered in Dewitt, New York, operates as the bank holding company for Community Bank, N.A. that provides various banking and financial services to retail, commercial and municipal customers.

Corus Bankshares, Inc., headquartered in Chicago, Illinois, is the bank holding company for Corus Bank N.A., which provides consumer and corporate banking products and services.

Everest Re Group, Ltd., headquartered in St. Michael, Barbados, through its wholly-owned subsidiary Everest Reinsurance Company, is engaged in the underwriting of property and casualty reinsurance on a treaty and facultative basis for insurance and reinsurance companies in the United States and selected international markets.

First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.

FirstFed Financial Corp., headquartered in Santa Monica, California, is the savings and loan holding company for First Federal Bank of California.

Fred's, Inc., headquartered in Memphis, Tennessee, operates discount general merchandise stores in the southeastern United States.

GATX Corporation, headquartered in Chicago, Illinois, is a holding company whose subsidiaries engage in the leasing and management of railroad tank cars and other specialized railcars; arrange and service the financing of equipment and other capital assets; and provide logistics and supply chain services.

Hanover Insurance Group Inc., headquartered in Worcester, Massachusetts, through its subsidiaries, provides financial products and services in the areas of property, casualty and life insurance in the United States.

HCC Insurance Holdings, Inc., headquartered in Houston, Texas, provides property and casualty, surety, group life, and accident and health insurance products and related agency and reinsurance brokerage services in the United States, the United Kingdom, Spain, Ireland, and Bermuda.

Hutchinson Technology Incorporated, headquartered in Hutchinson, Minnesota, develops, makes and sells precision suspension assemblies for computer rigid disk drives. Suspension assemblies hold the recording heads in position above the spinning magnetic disks in the drive and are critical to maintaining the necessary microscopic clearance between the head and disk.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Idaho, Nevada and Oregon.

JAKKS Pacific, Inc., headquartered in Malibu, California, develops, markets and distributes a variety of toys and electronic products for children including specialty dolls and related accessories; toys featuring popular entertainment properties and characters; and collectible and toy vehicles.

Jo-Ann Stores, Inc., headquartered in Hudson, Ohio, operates as a specialty retailer of crafts in the United States.

Kansas City Southern, headquartered in Kansas City, Missouri, through its subsidiaries, provides rail freight transportation along a continuous rail network that links markets in the United States, Canada and Mexico.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

KEMET Corporation, headquartered in Simpsonville, South Carolina, makes a full line of capacitors using two types of dielectrics, solid tantalum and multilayer ceramic. The company makes its capacitors in many different sizes and configurations.

Kindred Healthcare, Inc., headquartered in Louisville, Kentucky, is a healthcare services company that primarily operates hospitals, nursing centers and institutional pharmacies.

La-Z-Boy Incorporated, headquartered in Monroe, Michigan, manufactures a wide variety of furniture including residential, business and hospitality furniture.

Lee Enterprises Incorporated, headquartered in Davenport, Iowa, publishes daily newspapers, and weekly classified and specialty publications in the United States.

LifePoint Hospitals, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

MKS Instruments, Inc., headquartered in Andover, Massachusetts, develops, makes and supplies instruments and components used to measure, control and analyze gases in semiconductor manufacturing and similar industrial manufacturing processes.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs and manufactures woven and tufted broadloom carpet and rugs for principally residential applications.

National Presto Industries, Inc., headquartered in Eau Claire,
Wisconsin, engages in the design, marketing and distribution of housewares/small appliances; the manufacture of defense products; and the manufacture and sale of absorbent products in the United States.

O'Charley's Inc., headquartered in Nashville, Tennessee, owns and operates "O'Charley's" restaurants located in 13 southern and midwestern states, and "Stoney River Legendary Steaks" restaurants in suburban Atlanta, Georgia.

The Pep Boys-Manny, Moe & Jack, headquartered in Philadelphia,
Pennsylvania, retails automotive parts and accessories; automotive maintenance and service; and installation of parts. The company operates stores in the United States and Puerto Rico.

Photronics, Inc., headquartered in Jupiter, Florida, manufactures photomasks which are photographic quartz plates containing microscopic images of electronic circuits used as masters to transfer circuit patterns onto semiconductor wafers.

PNM Resources Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

Presidential Life Corporation, headquartered in Nyack, New York, through its wholly owned subsidiary, Presidential Life Insurance Company, sells annuity and life insurance products in the United States.

RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular, cordless telephony, wireless security and remote meter reading.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance in Massachusetts. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Scholastic Corporation, headquartered in New York, New York, and its subsidiaries engage in publishing and distributing children's books worldwide. The company creates educational and entertaining materials and products for use in school and at home.

School Specialty, Inc., headquartered in Appleton, Wisconsin, is a distributor of non-textbook educational supplies and furniture for grades pre-kindergarten through 12 to school districts, administrators and teachers through its catalogs.

Selective Insurance Group, Inc., headquartered in Branchville, New Jersey, offers property and casualty insurance products and services through its subsidiaries.

Sierra Pacific Resources, headquartered in Reno, Nevada, operates as the holding company for Nevada Power Company and Sierra Pacific Power
Company which engage in the distribution, transmission, generation and sale of electric energy.

Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, is an automotive retailer operating dealership franchises and collision repair centers in the metropolitan southeastern, midwestern and southwestern United States.

Spherion Corporation, headquartered in Fort Lauderdale, Florida, provides staffing, recruiting, and workforce solutions in North America.

Stage Stores, Inc., headquartered in Houston, Texas, operates as a specialty department store retailer in the United States.

Tidewater Inc., headquartered in New Orleans, Louisiana, provides offshore supply vessels and marine support services to the offshore energy exploration, development and production industry. The company tows and anchor-handles mobile drilling rigs and equipment, transports supplies and personnel, and supports pipelaying and other offshore construction activities.

TreeHouse Foods, Inc., headquartered in Westchester, Illinois, processes food and markets its products to grocery stores. The company's products include cheese sauces, non-dairy powdered coffee creamer, pickles, relishes and puddings.

United Fire & Casualty Company, headquartered in Cedar Rapids, Iowa, is engaged in the business of writing property and casualty insurance and life insurance in the United States through its subsidiaries.

United Rentals, Inc., headquartered in Greenwich, Connecticut, operates as an equipment rental company in North America.

Vishay Intertechnology, Inc., headquartered in Malvern, Pennsylvania, makes and supplies passive electronic components, including resistors, capacitors and inductors, used in a broad range of products containing electronic circuitry. The company offers most of its product types in surface mount device form and in the traditional leaded device form.

Volt Information Sciences, Inc., headquartered in New York, New York, provides staffing, and telecommunications and information solution services in the United States. The company operates in four segments:
Staffing Services; Telephone Directory; Telecommunications Services; and Computer Systems.

W.R. Berkley Corporation, headquartered in Greenwich, Connecticut, is an insurance holding company, providing regional property casualty insurance, reinsurance, specialty lines of insurance, alternative markets services and international insurance.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.


                   Target Diversified Dividend Strategy Stocks


Advanta Corp. (Class B), headquartered in Spring House, Pennsylvania, provides financial services products that include business credit cards, insurance, and deposit products. The company utilizes direct marketing and other sources of information to develop data and modeling tools to identify potential customers and target markets.

American Woodmark Corporation, headquartered in Winchester, Virginia, manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets.

Arkansas Best Corporation, headquartered in Fort Smith, Arkansas, is a transportation holding company engaged primarily in motor carrier transportation operations, intermodal transportation operations, truck tire retreading and new truck tire sales.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice, wireless services, and directory publishing and advertising services.

Cohu, Inc., headquartered in Poway, California, designs, manufactures, and sells semiconductor test handling equipment for the semiconductor industry worldwide. The company also manufactures closed circuit television cameras, metal detection instruments and microwave communications equipment.

Countrywide Financial Corporation, headquartered in Calabasas,
California, is a holding company that originates, purchases, sells and services mortgage loans through its principal subsidiary, Countrywide Home Loans, Inc.

D.R. Horton, Inc., headquartered in Arlington, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in 23 states. The company positions itself between large-volume and local custom homebuilders and sells its single-family homes to the entry-level and move-up market segments.

Diebold, Incorporated, headquartered in North Canton, Ohio, develops, manufactures, sells and services automated teller machines, electronic and physical security systems, various products to equip bank facilities, and software and integrated systems.

The Dow Chemical Company, headquartered in Midland, Michigan, is a leading manufacturer and supplier of chemicals, plastic materials and agricultural products, and other specialized products and services marketed worldwide.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Imation Corp., headquartered in Oakdale, Minnesota, is a developer and manufacturer of magnetic and optical removal data storage media products sold in more than 60 countries worldwide.

Integrys Energy Group, Inc., headquartered in Chicago, Illinois, is a holding company for regulated utility and non-regulated business units that distribute electricity and natural gas to customers in the upper midwestern United States.

Iowa Telecommunications Services Incorporated, headquartered in Newton, Iowa, operates a full-service telecommunications company in Iowa. The company provides local and long distance telephone and Internet services to both residential and business customers throughout the state.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

LCA-Vision Inc., headquartered in Cincinnati, Ohio, is a developer and operator of fixed-site, laser vision correction centers under the brand name "LasikPlus."

Lennar Corporation, headquartered in Miami, Florida, is engaged in the two principal businesses of building and selling homes and providing mortgage financing services.

Lithia Motors, Inc., headquartered in Medford, Oregon, is an operator of automotive franchises and a retailer of new and used vehicles and services.

Louisiana-Pacific Corporation, headquartered in Portland, Oregon, and its subsidiaries are principally engaged in the manufacture and distribution of building products used primarily in new home construction, repair and remodeling and manufactured housing.

MBIA Inc., headquartered in Armonk, New York, is engaged in providing financial guarantee insurance and investment management and financial services to public finance clients and financial institutions on a global basis.

Nam Tai Electronics, Inc., headquartered in Hong Kong, China, is an electronics manufacturing and design services provider to original equipment manufacturers of telecommunication and consumer electronic products.

Overseas Shipholding Group, Inc., headquartered in New York, New York, an independent bulk shipping company, engages in the ocean transportation of crude oil and petroleum products.

Patterson-UTI Energy, Inc., headquartered in Snyder, Texas, is the largest provider of domestic land-based drilling services to major independent oil and natural gas companies in North America, and is also engaged in pressure pumping, exploration and drilling.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

PNM Resources Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is a holding company for Reynolds Tobacco, the second largest cigarette manufacturer in the United States, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage."

Ruby Tuesday, Inc., headquartered in Maryville, Tennessee, owns and operates "Ruby Tuesday" casual dining restaurants located primarily in the southeast, northeast, mid-Atlantic and midwest regions of the United States.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance in Massachusetts. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Spartech Corporation, headquartered in Clayton, Missouri, manufactures engineered thermoplastic materials, polymer compounds and molded products for various manufacturers. Products also include extruded sheet and rollstock, color concentrates and specialty plastic alloys.

Teekay Corporation, headquartered in Nassau, Bahamas, provides international petroleum product and crude oil transportation services to major oil companies and oil traders, and government agencies. Services are provided through a fleet of medium size oil tankers worldwide.

TELUS Corporation, headquartered in Vancouver, British Columbia, Canada, is a telecommunication company offering local, long distance, wireless, data, Internet and e-business products and services.

Temple-Inland Inc., headquartered in Austin, Texas, through its subsidiaries, conducts operations in three groups: Paper, Building Products and Financial Services.

Tsakos Energy Navigation Ltd., headquartered in Athens, Greece, owns and operates a fleet of tankers suitable for transporting crude oil, refined petroleum products and other liquids.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Watsco, Inc., headquartered in Coconut Grove, Florida, is an independent distributor of air conditioning, heating and refrigeration equipment and related parts and supplies (HVAC) in the United States.

Weis Markets, Inc., headquartered in Sunbury, Pennsylvania, operates retail food markets in Pennsylvania, Maryland, New Jersey, New York, Virginia and West Virginia. The company also operates the SuperPetz pet supply chain of stores.

Wyeth, headquartered in Madison, New Jersey, is engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary business: pharmaceuticals, consumer healthcare and agricultural products. The pharmaceuticals segment includes both human ethical pharmaceuticals and animal pharmaceuticals. Consumer healthcare products include "Advil,"
"Centrum," "Dimetapp" and "Robitussin" brand names.


                          Target Growth Strategy Stocks


Alcon, Inc., headquartered in Hunenberg, Switzerland, develops, manufactures and markets pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye.

Amphenol Corporation, headquartered in Wallingford, Connecticut, is a designer, manufacturer and marketer of electrical, electronic and fiber-optic connectors, interconnect systems, and coaxial and flat-ribbon cable.

Apple Inc., headquartered in Cupertino, California, designs, makes and markets microprocessor-based personal computers and related personal computing and communicating solutions for sale mainly to education, creative, home, business and government customers.

Avon Products, Inc., headquartered in New York, New York, makes and markets beauty and related products, which include cosmetics, fragrances and toiletries; gifts and decorative products; apparel; and fashion jewelry and accessories.

Cameron International Corporation, headquartered in Houston, Texas, manufactures oil and gas pressure control and separation equipment worldwide.

CF Industries Holdings, Inc., headquartered in Long Grove, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

FMC Technologies, Inc., headquartered in Houston, Texas, engages in the design, manufacture and servicing of systems and products for the energy, food processing and air transportation industries.

Foster Wheeler Ltd., incorporated in Bermuda and headquartered in Clinton, New Jersey, provides a range of design, engineering, construction, manufacturing, project development and management, research and plant operation services.

Garmin Ltd., headquartered in George Town, Grand Cayman, the Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Humana Inc., headquartered in Louisville, Kentucky, is a health benefits company that offers coordinated health insurance coverage and related services through a variety of traditional and Internet-based plans for employer groups and government-sponsored programs.

Jacobs Engineering Group Inc., headquartered in Pasadena, California, is a professional services firm focused exclusively on providing a broad range of technical professional services to a large number of industrial, commercial and governmental clients worldwide.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.

Loews Corp.-Carolina Group, headquartered in New York, New York, was created by Loews Corporation, a holding company, to track the performance of Lorillard, Inc., Loews' wholly-owned subsidiary, which is engaged in the production and sale of cigarettes.

The Manitowoc Company, Inc., headquartered in Manitowoc, Wisconsin, designs and manufactures commercial ice machines and refrigeration products, cranes and related products, and provides ship-repair and construction services for the maritime industry.

MasterCard, Inc., headquartered in Purchase, New York, with its subsidiaries, develops and markets payment solutions, processes payment transactions and provides consulting services to customers and merchants worldwide.

McDermott International, Inc., incorporated in Panama and headquartered in Houston, Texas, through its subsidiaries, provides engineering, procurement, and project management services for customers involved in the production of energy worldwide.

MEMC Electronic Materials, Inc., headquartered in St. Peters, Missouri, is engaged in the design, manufacture and sale of electronic-grade silicon wafers for the semiconductor industry.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Millicom International Cellular S.A., headquartered in Bertrange,
Luxembourg, develops and operates cellular telephone networks under licenses in numerous countries, mainly in emerging markets in Africa, Asia, Europe and Latin America.

The Mosaic Company, headquartered in Plymouth, Minnesota, engages in the production, blending, and distribution of crop nutrient and animal feed products worldwide.

National-Oilwell Varco Inc., headquartered in Houston, Texas, designs, manufactures and sells systems, components and products used in oil and gas drilling and production. The company also distributes products and provides services to the exploration and production segment of the oil and gas industry.

Noble Corporation, incorporated in Cayman Islands and headquartered in Sugar Land, Texas, provides diversified services for the oil and gas industry through its contract drilling services located in markets worldwide. The company also provides labor contract drilling services, well site and project management services, and engineering services.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.

Potash Corporation of Saskatchewan Inc., headquartered in Saskatoon, Saskatchewan, Canada, manufactures and sells solid and liquid phosphate fertilizers, animal feed supplements and industrial acid used in food products and industrial processes. It produces potash from mines in Canada and conducts operations at facilities in Canada, Brazil, Chile, Trinidad and the United States.

Precision Castparts Corp., headquartered in Portland, Oregon, makes complex metal components and products, serving a wide variety of aerospace and general industrial applications. The company manufactures large, complex structural investment castings and airfoil castings used in jet aircraft engines. In addition, the company has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines and other metal products markets.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

Schlumberger Limited, incorporated in the Netherland Antilles and headquartered in New York, New York, supplies products and services to the petroleum industry. The company's oilfield services cover exploration, production and completion services; and its "Omnes" unit provides information technology and communications services to oil and gas concerns.

Tim Hortons, Inc., headquartered in Oakville, Ontario, Canada, is engaged in franchising fast food restaurants which serve coffee drinks, tea, soups, sandwiches and bakery products. The company operates restaurants in Canada and the United States.


                        Target Small-Cap Strategy Stocks


Air Methods Corporation, headquartered in Englewood, Colorado, provides air medical emergency transport services and systems in the United States.

Amedisys, Inc., headquartered in Baton Rouge, Louisiana, is a provider of alternate-site health care services in the southern and southeastern regions of the United States. Facilities and services include home health care nursing, home infusion therapy, and ambulatory surgery centers.

AmTrust Financial Services, Inc., headquartered in New York, New York, through its subsidiaries, provides specialty property and casualty insurance primarily in the United States, the District of Columbia, the United Kingdom, and certain other European Union countries.

Bolt Technology Corporation, headquartered in Norwalk, Connecticut, engages in the development, manufacture, and sale of marine seismic energy sources used in marine seismic exploration for oil and gas industry worldwide.

Columbus McKinnon Corporation, headquartered in Amherst, New York, is a manufacturer and marketer of hoists, cranes, chain, conveyors, material handling systems, lift tables and component parts serving a wide variety of commercial and industrial end markets.

CyberSource Corporation, headquartered in Mountain View, California, provides electronic payment and risk management solutions for processing Internet orders. The company's suite of products offers services to online merchants and corporate websites for global payment processing, fraud prevention, tax calculation, export compliance, delivery address verification, and fulfillment management.

Cynosure Inc., headquartered in Westford, Massachusetts, engages in the development, manufacture, and marketing of aesthetic treatment systems that are used by physicians and other practitioners to perform noninvasive procedures.

eHealth, Inc., headquartered in Mountain View, California, and its subsidiaries provide an Internet-based insurance agency services for individuals, families, and small businesses primarily in the United States.

Emergency Medical Services Corporation, headquartered in Greenwood Village, Colorado, through its subsidiaries, provides emergency medical services in the United States.

EnerSys, headquartered in Reading, Pennsylvania, engages in the manufacture, marketing, and distribution of industrial batteries, such as reserve power or motive power batteries.

EPIQ Systems, Inc., headquartered in Kansas City, Kansas, develops, markets, licenses and supports proprietary software for bankruptcy trustees. The company also provides business-to-business communications systems and enterprise-wide open file delivery systems.

GeoEye Inc., headquartered in Dulles, Virginia, is a provider of earth imagery products and services on a global basis. The company's high-resolution satellite offers both color and black and white digital imagery worldwide.

Harmonic Inc., headquartered in Sunnyvale, California, makes and sells highly integrated fiber optic and digital systems for delivering video, voice and data services over cable, satellite and wireless networks. The company's "TRANsend" digital product line combines and customizes content from a variety of sources.

ICF International, Inc., headquartered in Fairfax, Virginia, and its subsidiaries provide management, technology, and policy consulting and implementation services primarily to government, commercial, and international clients.

JDA Software Group, Inc., headquartered in Scottsdale, Arizona, is a global provider of integrated software products and professional services that address real-world issues to help companies manage their mission critical operations.

Kaman Corporation, headquartered in Bloomfield, Connecticut, and its subsidiaries serve government and commercial markets through its diversified technologies and distribution segments. The company provides aircraft manufacturing, design and manufacture of advanced technology products and systems, and advanced technology services. The company also distributes industrial products, as well as distributes and manufactures music products.

Kendle International Inc., headquartered in Cincinnati, Ohio, a contract research organization, provides integrated clinical research services worldwide.

Koppers Holdings, Inc., headquartered in Pittsburgh, Pennsylvania, through its subsidiaries, produces carbon compounds and treated wood products for the aluminum, railroad, specialty chemical, utility, rubber, and steel industries.

Layne Christensen Company, headquartered in Mission Woods, Kansas, and its subsidiaries provide services and products to the water resources, mineral exploration, geoconstruction and energy markets.

Methode Electronics, Inc., headquartered in Harwood Heights, Illinois, engages in the design, manufacture, and marketing of component and subsystem devices employing electrical, electronic, wireless, sensing, and optical technologies.

The Middleby Corporation, headquartered in Elgin, Illinois, designs, manufactures and services cooking and food preparation equipment. The company's products include the brand names "Marshall," "Southbend" and "Toastmaster" and are marketed throughout the world.

NATCO Group Inc., headquartered in Houston, Texas, provides wellhead equipment, systems, and services used in the production of oil and gas.

Netlogic Microsystems Inc., headquartered in Mountain View, California, designs and develops high-performance knowledge-based processors. The company's products are used in advanced networking systems, particularly routers, switches and networked storage devices.

Novatel Wireless, Inc., headquartered in San Diego, California, provides wireless broadband access solutions for the mobile communications market worldwide.

Olympic Steel, Inc., headquartered in Bedford Heights, Ohio, acts as an intermediary between steel producers and manufacturers. The company's services include processing and distributing flat-rolled carbon, stainless steel and tubular steel products. The company purchases steel from producers and processes it according to customer specifications.

Perini Corporation, headquartered in Framingham, Massachusetts, and its subsidiaries provide general contracting, construction management, and design-build services to private clients and public agencies worldwide.

Power Integrations, Inc., headquartered in San Jose, California, designs, develops and markets proprietary, high-voltage analog integrated circuits for use in AC-to-DC power conversion.

Premiere Global Services, Inc., headquartered in Atlanta, Georgia, is a global provider of outsourced business communications and data services.

Radiant Systems, Inc., headquartered in Alpharetta, Georgia, engages in the development, installation, and delivery of solutions for managing site operations of hospitality and retail industries in the United States and internationally.

RBC Bearings Inc., headquartered in Oxford, Connecticut, designs, manufactures, and markets a complete line of bearing products, including precision plain, roller, and ball bearings. The company markets its products in North America, Europe and Latin America.

Robbins & Myers, Inc., headquartered in Dayton, Ohio, engages in the design, manufacture, and marketing of equipment and systems for the pharmaceutical, energy, and industrial markets worldwide.

Rush Enterprises, Inc. (Class A), headquartered in New Braunfels, Texas, operates as a retailer of transportation and construction equipment, and related services primarily in North America.

Sapient Corporation, headquartered in Cambridge, Massachusetts, provides a range of business and technology consulting services that enable its clients to realize tangible business value from their advanced technology investments.

Stratasys, Inc., headquartered in Eden Prairie, Minnesota, develops, manufactures, markets and services a family of three-dimensional printers and other rapid prototyping systems that enable engineers and designers to create physical models, tooling and prototypes out of plastic and other materials, directly from a computer-aided design (CAD) workstation.

Sun Hydraulics Corporation, headquartered in Sarasota, Florida, designs and manufactures screw-in hydraulic cartridge valves and manifolds, which control force, speed, and motion as integral components in fluid power systems worldwide.

SurModics, Inc., headquartered in Eden Prairie, Minnesota, is a provider of surface modification solutions to the medical device industry.

Tennant Company, headquartered in Minneapolis, Minnesota, engages in the design, manufacture and marketing of products used primarily in the maintenance of nonresidential surfaces. The company's customers include building service contract cleaners, as well as user corporations, healthcare facilities, schools and government agencies.

TheStreet.com, Inc., headquartered in New York, New York, provides business and investment content that is made available through online publications, content syndication, and audio and video programming. The company updates its website throughout each business day with original stories.

TriQuint Semiconductor, Inc., headquartered in Hillsboro, Oregon, designs, develops, manufactures and markets a broad range of high-performance analog and mixed-signal integrated circuits for the wireless communications, telecommunications and computing markets.

Universal Electronics, Inc., headquartered in Cypress, California, provides pre-programmed wireless control products and audio-video accessories for home entertainment systems.


                     Value Line(R) Target 25 Strategy Stocks


Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

Apple Inc., headquartered in Cupertino, California, designs, makes and markets microprocessor-based personal computers and related personal computing and communicating solutions for sale mainly to education, creative, home, business and government customers.

Axsys Technologies, Inc., headquartered in Rocky Hill, Connecticut, engages in the design, manufacture, and distribution of precision components and assemblies for use in aerospace, commercial, and defense applications. It operates in two divisions: Optical Systems Group and Distributed Products Group.

BHP Billiton Limited (ADR), headquartered in Melbourne, Australia, has interests and operations in minerals exploration, production and processing, oil and gas exploration and development, and steel production and merchandising.

Cypress Semiconductor Corporation, headquartered in San Jose,
California, designs, makes and sells a broad line of high performance, digital integrated circuits which are fabricated using proprietary CMOS (complementary metal-oxide-silicon), BiCMOS, and Flash technologies. The company designs, develops and manufactures high-performance integrated circuits for a range of markets, including computers, telecommunications, instrumentation and military systems.

Deckers Outdoor Corporation, headquartered in Goleta, California, engages in the design, production, and brand management of footwear for outdoor activities and casual lifestyle use.

Dynamic Materials Corporation, headquartered in Boulder, Colorado, provides explosion-welded clad metal plates and welding services. The company also manufactures and welds components for the commercial aircraft, aerospace and defense industries.

FLIR Systems, Inc., headquartered in Portland, Oregon, designs, manufactures and markets thermal imaging and stabilized airborne camera systems for a wide variety of applications in the commercial, industrial and government markets.

Fossil, Inc., headquartered in Richardson, Texas, is engaged in the design, development, marketing and distribution of watches, fashion accessories, apparel and other products.

GameStop Corporation (Class A), headquartered in Grapevine, Texas, is a specialty retailer of video game products and personal computer entertainment software in the United States and abroad.

Garmin Ltd., headquartered in George Town, Grand Cayman, Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Intuitive Surgical, Inc., headquartered in Sunnyvale, California, manufactures the da Vinci Surgical System, a system that translates a surgeon's natural hand movements on instrument controls into corresponding micromovements of instruments positioned inside the patient.

Jacobs Engineering Group Inc., headquartered in Pasadena, California, is a professional services firm focused exclusively on providing a broad range of technical professional services to a large number of industrial, commercial and governmental clients worldwide.

McDermott International, Inc., incorporated in Panama and headquartered in Houston, Texas, through its subsidiaries, provides engineering, procurement, and project management services for customers involved in the production of energy worldwide.

MEMC Electronic Materials, Inc., headquartered in St. Peters, Missouri, is engaged in the design, manufacture and sale of electronic-grade silicon wafers for the semiconductor industry.

The Mosaic Company, headquartered in Plymouth, Minnesota, engages in the production, blending, and distribution of crop nutrient and animal feed products worldwide.

National-Oilwell Varco Inc., headquartered in Houston, Texas, designs, manufactures and sells systems, components and products used in oil and gas drilling and production. The company also distributes products and provides services to the exploration and production segment of the oil and gas industry.

Nokia Oyj (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

Potash Corporation of Saskatchewan Inc., headquartered in Saskatoon, Saskatchewan, Canada, manufactures and sells solid and liquid phosphate fertilizers, animal feed supplements and industrial acid used in food products and industrial processes. It produces potash from mines in Canada and conducts operations at facilities in Canada, Brazil, Chile, Trinidad and the United States.

Priceline.com Incorporated, headquartered in Norwalk, Connecticut, is the provider of an e-commerce pricing system, known as a demand collection system, which enables consumers to use the Internet to save money on a range of products and services, while enabling sellers to generate incremental revenue.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

Sigma Designs, Inc., headquartered in Milpitas, California, specializes in silicon-based digital media processing solutions for consumer products.

Southern Copper Corporation, headquartered in Phoenix, Arizona, engages in mining of open pit mines; milling and flotation of copper ore to produce copper concentrates; smelting of copper concentrates to produce blister copper and refining blister copper to produce copper cathodes. The company operates the Toquepala and Cuajone open pit mines in the Andes, Peru; and the Cananea mine and La Caridad mine in northern Mexico.

Telefonica, S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.

Western Digital Corporation, headquartered in Lake Forest, California, designs, develops, manufactures and markets a range of hard drives for the desktop PC market, the high-end hard drive market and for the emerging market for hard drives specifically designed for audio-visual applications.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                              S-1

                          SIGNATURES

     The Registrant, FT 1559, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1392; FT
1393; FT 1422; FT 1423; FT 1524, FT 1525; FT 1573 and FT 1590 for
purposes  of  the  representations  required  by  Rule  487   and
represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1559, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on December 31, 2007.

                              FT 1559

                              By  FIRST TRUST PORTFOLIOS L.P.
                                        Depositor




                              By  Jason T. Henry
                                  Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE

Judith M. Van Kampen       Director           )
                           of The Charger     )
                           Corporation, the   ) December 31, 2007
                           General Partner of )
                           First Trust        )
                           Portfolios L.P.    )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   ) Jason T. Henry
                           General Partner of ) Attorney-in-Fact**
                           First Trust        )
                           Portfolios L.P.    )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios L.P.    )


       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3

        CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to Registration Statement 333-146502 on Form S-6 of our report dated December 31, 2007, relating to the financial statements of FT 1559, comprising The Dow(R) Target 10 Jan. `08 - Term 1/30/09; The Dow(R) Target Dvd. Jan. `08 - Term 3/31/09; Target Dbl. Play Jan. `08 - Term 3/31/09; Target Focus 4 Jan. `08 - Term 3/31/09; Target Triad Jan. `08 - Term 3/31/09; Target VIP Jan. `08 - Term 3/31/09 and
Value Line(R) Target 25 Jan. `08 - Term 3/31/09 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.








Chicago, Illinois
December 31, 2007


                               S-4

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1559 and certain subsequent Series, effective December 31, 2007 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as
         Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).


                               S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7